UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company)

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

George McGinn
General Counsel
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 605-6758
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

J. Allen Overby, Esq.
Jennnifer H. Noonan, Esq.
Bass, Berry & Sims PLC
315 Deaderick Street
Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is National Medical Health Card Systems, Inc., a Delaware corporation (“NMHC”). The principal executive offices of NMHC are located at 26 Harbor Park Drive, Port Washington, New York 11050, and the telephone number is (800) 251-3883.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is NMHC’s common stock, $0.001 par value per share (“NMHC Common Stock”). As of March 26, 2008, there were 5,560,059 shares of NMHC Common Stock outstanding.

There are also 6,956,522 shares of NMHC’s Series A 7% Convertible Preferred Stock, par value $0.10 per share (“NMHC Convertible Preferred Stock” and, together with NMHC Common Stock, “NMHC Stock”), outstanding, which are owned by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. (collectively, “New Mountain”). As discussed in this Schedule 14D-9 under the heading “Agreements Related to the Offer and the Merger — Stockholder Agreements”, New Mountain has agreed to convert their shares of NMHC Convertible Preferred Stock into shares of NMHC Common Stock in connection with the Offer (as such term is defined below).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of NMHC, which is the person filing this Schedule 14D-9, are set forth in Item 1 above, which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to an offer (the “Offer”) by SXC Health Solutions Corp., a corporation organized under the laws of Yukon Territory, Canada (“SXC”), through its indirect, wholly-owned subsidiary, Comet Merger Corporation, a Delaware corporation (“Offeror”), disclosed in a Tender Offer Statement on Schedule TO, dated as of March 31, 2008, to exchange each outstanding share of NMHC Common Stock for (i) $7.70 in cash, without interest, and (ii) 0.217 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable common share of SXC (“SXC Common Stock”) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement (as such term is defined below), the preliminary prospectus, dated as of March 31, 2008 (the “Prospectus”), contained in the registration statement on Form S-4 filed by SXC with the Securities and Exchange Commission (the “SEC”) on March 31, 2008 (the “Registration Statement”) and the related letter of transmittal (the “Letter of Transmittal”). The closing sale price of SXC Common Stock on the Nasdaq Market (including any successor exchange, “Nasdaq”) on February 25, 2008, the last trading day before the Offer was announced, was $15.95.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2008, by and among SXC, SXC Health Solutions, Inc., a Texas corporation and wholly-owned subsidiary of SXC (“US Corp.”), Offeror and NMHC (the “Merger Agreement”). The Merger Agreement provides that, following the acquisition of at least 9,600,000 shares of NMHC Common Stock pursuant to the Offer, upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into NMHC (the “Second Step Merger”), the separate corporate existence of Offeror will cease, and NMHC will continue as the surviving corporation (the “Surviving Corporation”) and as an indirect, wholly-owned subsidiary of SXC.

As discussed in this Schedule 14D-9 under the heading “Item 8. Additional Information — One Step Merger,” under certain circumstances Offeror may terminate the Offer and the parties will instead, in accordance with the terms of the Merger Agreement, seek to consummate the acquisition of NMHC by SXC by means of a one-step merger of Offeror with and into NMHC following the adoption of the Merger Agreement by NMHC’s stockholders at a special stockholders meeting (the “One Step Merger”), in which case the merger consideration would be the same as the Offer Price. The One Step Merger and the Second Step Merger are each sometimes referred to herein as the “Merger”.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of NMHC Stock (other than NMHC Stock owned by NMHC or any subsidiary of NMHC and any NMHC Common Stock owned by SXC, Offeror, or any subsidiary of SXC or held in the treasury of NMHC, all of which will be cancelled for no consideration, and other than NMHC Stock, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such NMHC Common Stock in respect of the Merger under the DGCL) will be converted into the right to receive the Offer Price.

The Prospectus states that the principal executive offices of SXC, US Corp. and Offeror are located at 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532-3642, and that the telephone number at such principal executive offices is (800) 282-3232.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or in the Information Statement of NMHC, attached hereto as Annex A and incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between NMHC or its affiliates and: (i) NMHC’s executive officers, directors or affiliates; or (ii) SXC, US Corp., Offeror or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the stockholders of NMHC pursuant to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with SXC’s right (following acceptance for exchange by Offeror pursuant to the Offer of shares of NMHC Common Stock) to designate persons for election to the Board of Directors of NMHC (the “Board”) without election of such persons at a meeting of NMHC’s stockholders.

Interests of Certain Persons in the Offer and the Merger

Certain of NMHC’s directors, executive officers and affiliates may be deemed to have interests in the Merger that are different from or in addition to the interests of NMHC’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Offer and the Merger.

Information Statement

Certain agreements, arrangements or understandings between NMHC and certain of its directors, executive officers and affiliates are described in the Information Statement, which is attached hereto as Annex A and incorporated herein by reference.

Treatment of Equity Awards

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding option to acquire NMHC Common Stock granted under NMHC’s 1999 Stock Option Plan, as amended, and Amended and Restated 2000 Restricted Stock Grant Plan, as amended (collectively, the “Equity Incentive Plans”) will become fully vested and exercisable, and all such options not theretofore exercised will automatically be terminated as of the Effective Time and, in exchange therefor, converted into the right to receive a payment calculated as follows: The excess, if any, of (A) the sum of (x) $7.70 in cash and (y) an amount equal to 0.217 multiplied by the closing price of a share of SXC Common Stock, as reported on the Nasdaq on the last trading day immediately prior to the Effective Time (such sum, the “NMHC Share Value”), over (B) the exercise price of an option will be multiplied by the number of shares subject to such option and such product will be divided by NMHC Share Value (such quotient, rounded to the nearest whole number, the “Option Share Equivalent”) and each such Option Share Equivalent shall be entitled to receive the Offer Price. Any option with an exercise price equal to or greater than the NMHC Share Value will not receive any consideration. Additionally, restrictions applicable to all shares of restricted stock granted under the Equity Incentive Plans will, in connection with the Merger, lapse and those shares will be cancelled and converted into the right to receive the Offer Price.

The table below sets forth, as of March 14, 2008, for each of NMHC’s directors and executive officers (before any deduction for applicable withholding taxes and disregarding fractional shares):

•	the aggregate number of options held by each director and executive officer of NMHC, including those that will vest upon the completion of the Merger;

•	the cash and stock payment that will be made in respect of the foregoing Options upon the completion of the Merger based on an assumed NMHC Share Value of $11.00 (with any option having an exercise price equal to or greater than the Company Share Value being canceled for no consideration);

•	the aggregate number of restricted shares held by each director and executive officer that have restrictions that will lapse upon completion of the Merger; and

•	the aggregate cash and stock payment that will be made in respect of the foregoing restricted shares upon the completion of the Merger, which consists of the Offer Price.

	Stock Options			Restricted Shares
			SXC			SXC
		Cash	Stock		Cash	Stock
Name	Number	Payment	Payment(1)	Number	Payment	Payment(1)

Directors
Thomas W. Erickson(2)	100,000	—	—	—	—	—
Michael B. Ajouz	—	—	—	—	—	—
Gerald Angowitz	37,634	$18,403	518	3,000	$23,100	651
G. Harry Durity	21,634	$0	0	—	—	—
Michael T. Flaherman	—	—	—	—	—	—
Robert R. Grusky	—	—	—	—	—	—
Daniel B. Hébert	10,000	$0	0	3,000	$23,100	651
Steven B. Klinsky	—	—	—	—	—	—
Paul J. Konigsberg	37,634	$18,403	518	3,000	$23,100	651
Executive Officers
Stuart Diamond	107,694	$0	0	54,600	$420,420	11,848
Mark Adkison	72,780	$0	0	41,020	$315,854	8,901
Martin Magill	50,000	$0	0	30,000	$231,000	6,510
George McGinn	—	—	—	55,000	$423,500	11,935

(1)	This column shows the number of shares of SXC Common Stock that will be issued. On March 27, 2008, the closing price of SXC Common Stock on the Nasdaq was $11.88.

(2)	Mr. Erickson also serves as NMHC’s interim Chief Executive Officer and President.

The foregoing summary is qualified in its entirety by reference to the Equity Incentive Plans, which are attached hereto as Exhibits (e)(2) and (e)(3), respectively, and are incorporated herein by reference.

Bonus Payments

Subject to the availability of cash, NMHC and SXC have agreed that NMHC will pay bonuses immediately prior to the closing of the Merger in an aggregate amount not to exceed $1,200,000, of which no less than $700,000 will be paid to non-executive officers. Of the $500,000 that may be paid to executive officers, the Compensation Committee of the Board has discretion to pay such bonuses in the amounts it determines to one or more of the executive officers. NMHC is permitted to pay these amounts only if NMHC’s available cash is sufficient to pay in full the bonuses as well as all accrued and unpaid dividends to the holders of NMHC Convertible Preferred Stock and all costs and expenses incurred as a result of the transactions contemplated by the Merger Agreement.

Key Employee Retention Arrangements

In March 2008, NMHC issued 170,500 restricted stock units to certain of NMHC’s non-executive employees. The restricted stock units are subject to the terms of individual award agreements and vest according to the following schedule: 33% on November 13, 2008, 33% on November 13, 2009 and 34% on November 13, 2010. If SXC does not assume NMHC’s restricted stock units, they will vest in full prior to the Effective Time. If SXC assumes NMHC’s obligations pursuant to the terms of the restricted stock units, then following the Effective Time, each outstanding restricted stock unit will continue to have, and be subject to, generally the same terms and conditions, except (i) the restricted stock units will be substituted with restricted stock units of SXC that will be settled in shares of SXC Common Stock equal to (A) the product of the number of shares of NMHC Common Stock subject to the restricted stock units multiplied by the closing price of a share of NMHC Common Stock on the Nasdaq on the first trading day prior to the closing date of the Merger, divided by (B) the closing price of a share of SXC Common Stock on Nasdaq on the first trading day prior to the closing date of the Merger, and (ii) if following a change in control of NMHC the employee’s employment is terminated by NMHC for any reason other than cause or by the employee for good reason, all restricted stock units that have not vested shall vest upon the date of such termination. SXC has indicated that, subject to the terms described above, it intends to assume the restricted stock units in connection with the Merger.

In March 2008, NMHC also entered into severance agreements with these non-executive employees. The severance agreements expire upon the expiration of the employee’s employment with NMHC, or upon the first anniversary of a change in control of NMHC, whichever occurs first. The severance agreements provide that if the employee’s employment with NMHC or its affiliates is terminated other than for cause or by the employee for good reason, NMHC will pay to the employee an amount ranging from 25% to 75% of the employee’s then current annual salary.

Employment Arrangement of Thomas W. Erickson, Chairman of the Board and Interim Chief Executive Officer and President and Consulting Arrangement with New Mountain Capital

Thomas W. Erickson is currently serving as Chairman of the Board and interim Chief Executive Officer and President of NMHC in accordance with the terms of a chairman agreement, entered into by NMHC and Mr. Erickson on February 23, 2007 and subsequently amended on January 28, 2008. As amended, the agreement expires on February 22, 2009 (unless earlier terminated in accordance with its terms) and provides for the payment by NMHC to Mr. Erickson of annual fees in the amount of $250,000. Upon the request of Mr. Erickson at any time during the term of the agreement, NMHC will provide or reimburse Mr. Erickson for health, life and disability insurance and other benefits having terms and benefits commensurate with those generally made available to NMHC’s most senior employees. Acting upon written resolution, a majority of the Board may request Mr. Erickson to resign as member of the Board at any time for any reason and Mr. Erickson will be required to so resign.

The foregoing summary is qualified in its entirety by reference to Mr. Erickson’s chairman agreement, which is attached hereto as Exhibit (e)(4) and is incorporated herein by reference.

On March 12, 2007, the Compensation Committee of the Board made a grant of an option to purchase 100,000 shares of NMHC Common Stock at an exercise price of $14.02 (the closing price of NMHC Common Stock on the date of the grant) to Mr. Erickson in connection with his appointment as Chairman of the Board. Mr. Erickson’s option vests and becomes exercisable, except as specifically provided for in the option agreement, upon the satisfaction of the following two conditions: (i) Mr. Erickson serves as a director of NMHC through at least February 23, 2008, or Mr. Erickson resigns at the request of the Board, or is involuntarily terminated on or prior to February 23, 2008; and (ii) a change in control of NMHC shall have occurred. The option immediately vests upon a change in control prior to February 23, 2008. This option expires on March 12, 2017. Mr. Erickson has indicated that he does not intend to exercise the option and, thus, it is expected to be cancelled in connection with the Merger (and therefore has not been included in the above chart).

The foregoing summary is qualified in its entirety by reference to Mr. Erickson’s option award agreement, dated as of March 12, 2007, which is attached hereto as Exhibit (e)(5) and is incorporated herein by reference.

Since January 2007, Mr. Erickson has also been providing consulting services to New Mountain Capital, L.L.C., through ECG Ventures, Inc., of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson. New Mountain Capital is paying ECG Ventures, Inc. $500,000 per year for those consulting services. New Mountain Capital, L.L.C. is the investment manager of New Mountain Partners, L.P., NMHC’s largest stockholder. As disclosed by NMHC in previous filings with the SEC, Mr. Erickson and New Mountain Capital, L.L.C. were also expected to enter into a consulting agreement pursuant to which Mr. Erickson would provide, through ECG Ventures, Inc., strategic management services to New Mountain Capital, L.L.C. with respect to its current and prospective investment activities, including with respect to NMHC. This agreement was never entered into and it is no longer anticipated that New Mountain Capital, L.L.C. and Mr. Erickson will enter into such an agreement.

Employment Agreements of other Executive Officers

Under the terms of various offer letters in effect with NMHC’s executive officers during fiscal 2007, the executive officers were provided limited severance benefits in connection with termination of their employment without cause and for certain other reasons. In November 2007, NMHC entered into employment agreements with its executive officers (excluding Mr. Erickson). Pursuant to the employment agreements, Stuart Diamond, Mark Adkison, Martin Magill and George McGinn are entitled to receive severance compensation in the event their employment is terminated:

•	without cause;

•	as a result of NMHC’s refusal to extend the one-year, automatically-renewing term of the agreements;

•	due to incapacity; or

•	due to death.

Under the employment agreements, severance compensation means:

•	an amount equal to 100% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination; and

•	payments by NMHC to continue health benefits for the executive officer, the executive officer’s spouse, and the executive officer’s children until the end of the period of time commencing on the executive officer’s date of termination and ending on the earlier of (i) the first anniversary of the termination of the employment agreement or (ii) the date the executive officer is eligible to be covered under a comparable or more favorable health plan of another person.

In the event of termination by reason of death, the executive officer’s estate shall be paid severance compensation minus the product of any payments under any life insurance policy multiplied by the percentage of premiums of such policy that were paid by NMHC. In the event of a termination due to incapacity, the executive officer’s estate shall be paid severance compensation minus the product of any payments for 12 months after the termination under any long-term disability policy multiplied by the percentage of premiums of such policy that were paid by NMHC.

If there is a change in control and the executive officer’s employment is terminated within two years following the change in control:

•	without cause;

•	as a result of NMHC’s refusal to extend the one-year, automatically-renewing term of the agreements;

•	due to incapacity; or

•	due to death,

then the executive officer is entitled to receive change in control compensation instead of severance compensation.

Under the employment agreements, change in control compensation means:

•	an amount equal to 150% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination; and

•	payments by NMHC to continue health benefits for the executive, the executive officer’s spouse, and the executive officer’s children until the end of the period of time commencing on the executive officer’s date of termination and ending on the earlier of (i) the first anniversary of the termination of the employment agreement or (ii) the date the executive officer is eligible to be covered under a comparable or more favorable health plan of another person.

Under the employment agreements, termination without cause means:

•	termination by the executive upon constructive termination of the executive’s employment with NMHC by reason of:

•	a reduction in the executive’s base salary;

•	a material diminution in the duties, powers, authority, functions or responsibilities without executive’s consent, such that executive is left with duties, powers, authority, functions and responsibilities (when viewed in the aggregate) that are materially diminished;

•	a requirement by NMHC that the executive change the office to which the executive is primarily assigned to a location that is outside the 25 mile radius of the executive’s primary residence as of the date of the employment agreement;

•	a change by NMHC of its reimbursement policy for travel and living expenses (compared to such policy as in effect on the date of the employment agreement) that would have a material negative impact on reimbursement payments to the executive in respect of the travel obligations required of the executive by NMHC; or

•	NMHC’s continued material breach of the employment agreement after, in each case, receipt of written notice from the executive specifying the basis for such constructive termination and failure by NMHC to cure within 15 days from receipt of such notice; or

•	termination by NMHC of the executive’s employment with NMHC other than as a result of death, incapacity or for cause, which is defined to mean the following:

•	the failure of the executive substantially to perform the executive’s duties under the employment agreement;

•	the executive’s engaging in misconduct that has caused or is reasonably expected by the Board to cause material injury to NMHC;

•	the executive’s violation of any material policy of NMHC, including without limitation insider trading, harassment and discrimination policies;

•	the executive’s indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony; or

•	the material breach by the executive of any of the executive’s obligations under the employment agreement or under any other written agreement or covenant with NMHC.

The employment agreements also provide for payment to the executive officer of an amount necessary to reimburse the executive on an after-tax basis for any excise tax payable under Section 4999 of the Internal Revenue Code in connection with the change in control. Executive officers of NMHC entitled to change in control compensation are required to remain in the employment of NMHC for at least six months after the change in control as requested by NMHC. Following a change in control, if the executive officer terminates employment for any reason other than death, incapacity, a refusal by NMHC to extend the term of the agreement, good reason or without cause, then the executive officer will be required to make certain payments to NMHC that are based on the amount of harm suffered by NMHC due to the executive officer’s termination.

The executive officers are not eligible to collect severance compensation in addition to change in control compensation. Moreover, severance compensation, or change in control compensation if applicable, is the exclusive remedy of the executive officer in connection with a termination without cause, due to NMHC’s refusal to extend the employment term, due to incapacity, or due to death.

To be eligible for any severance or change in control compensation, the executive officer must execute and deliver to NMHC a general release and a written resignation. Moreover, NMHC is entitled to discontinue any severance compensation if the executive officer breaches certain restrictive covenants, including those related to non-competition, non-solicitation and confidentiality.

The foregoing summary is qualified in its entirety by reference to the executive employment agreements, which are attached hereto as Exhibits (e)(6), (e)(7), (e)(8) and (e)(9) and are incorporated herein by reference.

Employee Benefits

The Merger Agreement provides that, until the first anniversary of the Effective Time, each continuing employee of NMHC and its subsidiaries (the “Continuing Employees”) shall be eligible to receive compensation and benefits which are at least comparable in the aggregate to those provided by SXC to similarly situated employees of SXC immediately prior to the Effective Time. The Surviving Corporation shall also use reasonable best efforts (i) to waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time, (ii) to provide each such Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductibles or out-of-pocket requirements, and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of SXC, the Surviving Corporation or any of their subsidiaries following the Effective Time, to cause such plan to recognize the service of such Continuing Employee with NMHC and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare or similar plan) to the extent of such service.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit (e)(1) and is incorporated herein by reference.

Directors’ and Officers’ Indemnification and Insurance

NMHC’s bylaws contain provisions requiring NMHC to indemnify its directors and officers in certain instances, as permitted by the DGCL. NMHC’s certificate of incorporation also provides that NMHC shall have the power to provide indemnification to the fullest extent permitted by Section 145 of the DGCL. NMHC has entered into indemnification agreements with its directors and executive officers under which NMHC has agreed to provide for indemnification of these individuals to the maximum extent permitted by applicable law (including the DGCL) and the payment of certain types of expenses, including attorneys’ fees, incurred in defending any proceeding upon the receipt of an undertaking by such officer or director to repay all amounts advanced if it is ultimately determined that such officer or director is not entitled to be indemnified. The above description of the indemnification agreements entered into with the Company’s directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement attached hereto as Exhibit (e)(10), which is incorporated herein by reference.

Pursuant to, and subject to the terms and conditions of, the Merger Agreement, SXC has also agreed:

•	that for a period of six years following completion of the Merger, the certificate of incorporation and/or bylaws of the Surviving Corporation will contain provisions with respect to indemnification,

advancement of expenses and exculpation not less favorable than those set forth in NMHC’s certificate of incorporation and bylaws as of the date of the Merger Agreement;

•	to, and to cause NMHC and the Surviving Corporation to, honor and fulfill in all respects the obligations of (i) NMHC and the Surviving Corporation under their respective certificates of incorporation and bylaws and (ii) NMHC pursuant to indemnification agreements with NMHC’s directors, officers, employees or agents existing at or prior to the Effective Time to the extent permitted under applicable law;

•	that NMHC will, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, and, from and after the earlier of the date Offeror first accepts NMHC Common Stock for payment pursuant to the offer (the “Acceptance Date”) or the Effective Time, indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each present and former director or officer of NMHC or any of its subsidiaries against any costs or expenses (including attorneys’ fees) arising out of or pertaining to the fact that such person is or was an officer, director, employee, agent or other fiduciary of NMHC or any subsidiary of NMHC;

•	that NMHC or the Surviving Corporation (as applicable) will also advance to such person his or her reasonable legal expenses within 20 days following a request for such advancement; and

•	SXC will provide and maintain in effect, or cause the Surviving Corporation to provide and maintain in effect, for the benefit of the current and former directors and officers of NMHC and its subsidiaries, an insurance policy that provides directors’ and officers’ liability coverage for at least six years following the Effective Time that is at least as favorable as NMHC’s existing policy, subject to certain limitations.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit (e)(1) and is incorporated herein by reference.

Agreements Related to the Offer and the Merger

The Merger Agreement

A summary of the material terms of the Merger Agreement in the section “The Merger Agreement” in the Prospectus is incorporated herein by reference. The description is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit (e)(1) and is incorporated herein by reference.

Stockholder Agreements

As an inducement to enter into the Merger Agreement, and in consideration thereof, SXC entered into Stockholder Agreements with New Mountain and NMHC. Pursuant to the Stockholder Agreements, New Mountain has agreed (i) to deposit its shares of NMHC Convertible Preferred Stock with the exchange agent and depositary within five business days after commencement of the Offer, (ii) to convert its NMHC Convertible Preferred Stock into NMHC Common Stock immediately prior to Offeror’s acceptance of NMHC Common Stock for payment pursuant to the Offer and (iii) upon such conversion, to tender its shares of NMHC Common Stock in the Offer, subject to certain conditions. New Mountain also has agreed, if a stockholder vote is required by applicable law, to vote all of its shares of NMHC Stock in favor of the Merger. In the event that the Merger Agreement is terminated by NMHC in order to accept a “superior proposal,” New Mountain’s tender and voting obligations will terminate. In the event that the Board makes a “change in recommendation” with respect to the Merger Agreement or the transactions contemplated thereby, other than in connection with a superior proposal, New Mountain will be obligated to tender in the Offer only shares representing 30% of the outstanding shares of NMHC Stock at that time and to vote in favor of the Merger only shares representing 30% of the total vote of the shares of NMHC Stock entitled to vote on such matter.

Pursuant to the Stockholder Agreements, New Mountain has also agreed that, for a period of one year following the Acceptance Date (if the transaction is effected by means of the Offer followed by the Second Step Merger) or the Effective Time (if the transaction is effected as a One Step Merger), it will not sell or otherwise transfer any shares of SXC Common Stock acquired pursuant to the Merger Agreement, except to participate in a transaction that has been approved by the board of directors of SXC.

New Mountain has further agreed, except in the circumstances specified in the Stockholder Agreements, that it will not solicit third-party proposals, provide information or engage in discussions with third parties relating to alternative business combination transactions. In the event the Merger Agreement is terminated under circumstances in which a termination fee is payable by NMHC to SXC, New Mountain has agreed to pay SXC 50% of New Mountain’s profit (determined in accordance with the valuation provisions set forth in the Stockholder Agreements) in excess of $11.50 per share from the sale of its shares of NMHC Stock pursuant to another acquisition proposal that is consummated within 12 months of the termination of the Stockholder Agreements.

The Stockholder Agreements will terminate upon the termination of the Merger Agreement. Additionally, New Mountain may terminate the Stockholder Agreements in the event that the amount of the Offer Price or the merger consideration is reduced, or the form of such price or consideration is changed, or the proportion of cash to SXC Common Stock is reduced, in each case, without New Mountain’s consent.

The summary of the Stockholder Agreements that can be found in the Prospectus as well as the summary set forth above are qualified in their entirety by reference to the complete text of the Stockholder Agreements, which are attached hereto as Exhibits (e)(11) and (e)(12), respectively, and are incorporated herein by reference.

Registration Rights Agreement

SXC also entered into a Registration Rights Agreement with New Mountain concurrently with the execution of the Merger Agreement and the Stockholder Agreements (the “Registration Rights Agreement”). The Registration Rights Agreement grants New Mountain one demand registration right with respect to the SXC Common Stock issued to New Mountain in connection with the Offer or the One Step Merger, exercisable after the first anniversary of the date of the Registration Rights Agreement if the trading volume of SXC Common Stock is below 100,000 shares in the aggregate on certain specified exchanges during agreed-upon measurement periods. Moreover, New Mountain has “piggyback” registration rights with respect to such SXC Common Stock during the period beginning 12 months after the earlier to occur of the Acceptance Date and the closing of the One Step Merger (the “Operative Date”) and ending 18 months after the Operative Date, subject to the terms and conditions set forth in the Registration Rights Agreement.

The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit (e)(13) and is incorporated herein by reference.

Non-Disclosure Agreement

NMHC and SXC entered into a non-disclosure agreement on October 18, 2007 and a supplement thereto on November 26, 2007 (collectively, the “Non-Disclosure Agreement”). As a condition to being furnished Evaluation Material (as defined in the Non-Disclosure Agreement), SXC agreed, among other things, that it will hold the Evaluation Material in confidence, and will not use the Evaluation Material for any purpose except to evaluate a potential negotiated transaction between SXC and NMHC. SXC’s obligations under the Non-Disclosure Agreement do not apply to the extent the Evaluation Material (i) was in SXC’s possession as of the date of the Non-Disclosure Agreement, provided that such information is not known by SXC, after due inquiry, to be subject to another confidentiality agreement with or other obligation of secrecy to NMHC or another party, (ii) becomes generally available to the public other than as a result of a disclosure by SXC or its affiliates or representatives, or (iii) becomes available to SXC on a non-confidential basis from a source other than NMHC or its advisors, provided that such source is not known by SXC, after due inquiry, to be bound by a confidentiality agreement with or other obligation of secrecy to NMHC or another party.

SXC has also agreed, until the earliest of (i) the consummation of a transaction between SXC and NMHC, or (ii) 24 months from the date on which SXC and NMHC have terminated discussions concerning the possibility of a transaction, that it will not, and will cause its representatives and affiliates not to, (x) solicit any customer of NMHC or its subsidiaries for providing services that compete with those currently provided by NMHC or its subsidiaries, (y) induce or attempt to induce any person introduced or identified in the due diligence process who is employed with NMHC or any of its subsidiaries or affiliates to leave the employ of NMHC or applicable subsidiary or affiliate or in any way interfere with such relationship, or (z) solicit for employment or hire any person introduced or identified in the due diligence process who is employed with NMHC or any of its subsidiaries or affiliates (excluding general solicitations made to the public or the industry generally through advertising or electronic listing).

SXC has further agreed that for a period of two years from the date on which NMHC and SXC have terminated discussions concerning the possibility of a transaction, SXC will not, and will cause its representatives and affiliates not to (unless requested in writing in advance by the Board or Chief Executive Officer of NMHC): (i) acquire or agree, offer, seek or propose to acquire (or request permission to do so) ownership of any assets, indebtedness or businesses of NMHC or any of its subsidiaries or any securities of NMHC or any of its subsidiaries or affiliates, including by means of a tender or exchange offer; (ii) offer, seek or propose a merger, business combination or similar transaction, or any other extraordinary transaction, with or involving NMHC or any of its subsidiaries or affiliates, or any successor entities thereto; (iii) seek or propose to influence or control the management, the Board or policies of NMHC or any of its subsidiaries or affiliates or to obtain representation on the Board, or solicit any proxies or contests with respect to any securities of NMHC or any of its subsidiaries or affiliates; (iv) enter into any discussions or understandings with any third party with respect to any of the foregoing; or (v) seek permission to do any to the foregoing, request to amend any of the foregoing provisions, or make or seek permission to make any public announcement with respect to any of the foregoing or otherwise take any action that may require NMHC or any of its subsidiaries or affiliates to make a public announcement regarding any of the foregoing.

No Solicitation Agreement

NMHC and SXC entered into a no solicitation agreement on January 18, 2008, which was later extended through February 15, 2008 (collectively, the “No Solicitation Agreement”). Pursuant to the No Solicitation Agreement, NMHC agreed in particular, during the period of time between January 18, 2008 and February 15 2008, that NMHC and its subsidiaries would not, and would instruct its representatives not to, (i) initiate, solicit or encourage or facilitate any inquiries or the making or submission of any proposal or offer relating to a possible acquisition transaction involving NMHC; or (ii) participate in any discussions or negotiations, accept, enter into or commit to enter into a possible acquisition transaction involving NMHC. NMHC also agreed to discontinue any discussions or negotiations (other than any ongoing discussions with SXC or its representatives) relating to a possible acquisition transaction involving NMHC.

NMHCRX, Inc. Consulting and Software License and Maintenance Agreements

SXC and one of NMHC’s subsidiaries, NMHCRX, Inc., are currently parties to a consulting agreement and software license and maintenance agreements pursuant to which SXC licenses, and provides consulting and support services in connection with, certain computer software for one of NMHCRX, Inc.’s claims adjudication systems. For NMHC’s fiscal year ended June 30, 2007, NMHCRX, Inc. paid to SXC a total of $981,274.70 in fees pursuant to these agreements.

Item 4.	The Solicitation or Recommendation.

Recommendation

On February 24, 2008, the Board unanimously: (1) determined that the Merger Agreement is advisable and fair to, and in the best interests of, NMHC and its stockholders, (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of NMHC and its stockholders, and (3) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board recommends that NMHC’s stockholders accept the Offer, tender their shares of NMHC Common Stock pursuant to the Offer and, if required, adopt the Merger Agreement.

A letter to NMHC’s stockholders communicating the Board’s recommendation is attached hereto as Exhibit (a)(7) and is incorporated herein by reference.

Background and Reasons for the Recommendation

Background of the Offer and Merger

From time to time over the last two years, SXC and NMHC have discussed the possibility of a strategic transaction in light of the complementary nature of their respective businesses.

During NMHC’s 2007 fiscal year, NMHC experienced a significant loss of clients and a corresponding loss of revenue and net income. The Board determined to add a non-executive Chairman of the Board to help NMHC’s senior management team identify and address operational and other challenges that contributed to the loss of clients. On February 23, 2007, NMHC entered into an agreement with Thomas Erickson for Mr. Erickson to serve as NMHC’s non-executive Chairman of the Board. During the first part of 2007, Mr. Erickson worked closely with NMHC’s management team to address a number of NMHC’s operational challenges. In May 2007, the Board determined that significant changes in NMHC’s management team were necessary to effect required changes in operations.

Accordingly, in May 2007, NMHC terminated the employment of NMHC’s Chief Executive Officer, Chief Marketing Officer, General Counsel, Chief Information Officer, and Controller, and in June 2007 NMHC’s Chief Services Officer resigned from his employment with NMHC. Mr. Erickson became NMHC’s interim Chief Executive Officer and NMHC hired a new General Counsel. NMHC also engaged L.E.K. Consulting LLC (“LEK”), an international consulting firm specializing in corporate strategy development, to assist NMHC in analyzing NMHC’s business and its client relationships and in formulating a strategy to improve NMHC’s operations. From June to September of 2007, NMHC’s senior management team and representatives of LEK met to discuss analyses prepared by LEK and to formulate plans to improve NMHC’s operations. During these meetings, NMHC established several strategic goals, including (i) migrating NMHC’s claim adjudication processes to a common technology platform; (ii) improving client satisfaction; (iii) increasing sales; (iv) improving NMHC’s reputation; and (v) reducing general and administrative expenses.

In August 2007, Mr. Klinsky, a principal of New Mountain and a member of the Board, received a letter from one of NMHC’s competitors, which we will refer to as Party Y, expressing an interest in acquiring NMHC, which Mr. Klinsky referred to Mr. Erickson as NMHC’s non-executive Chairman. In early September 2007, Mr. Erickson received a letter from SXC expressing an interest in acquiring NMHC. Both of these letters were unsolicited.

On September 17, 2007, the Board met to discuss NMHC’s strategic alternatives. At this meeting, Mr. Erickson discussed with the Board the challenges and opportunities facing NMHC and actions that could be taken in an effort to improve NMHC’s operating results. Mr. Erickson summarized strategic goals developed by NMHC with the assistance of LEK. Mr. Erickson discussed with the Board some of the potential benefits, risks and costs associated with implementing steps to achieve these goals. Mr. Erickson also summarized the two letters received by NMHC concerning the possible acquisition of NMHC. At this meeting, the Board determined that NMHC should retain a financial advisor to assist NMHC in exploring its strategic alternatives, including a potential strategic transaction, and authorized the Board’s Executive Committee to select a financial advisor. Subsequent to the September 17, 2007 Board meeting, members of the Executive Committee and senior management of NMHC met with potential financial advisors and on October 10, 2007 retained J.P. Morgan Securities Inc. (“JPMorgan”) to act as NMHC’s financial advisor. Shortly thereafter, JPMorgan began contacting likely potential acquirers of NMHC to determine if they might be interested in a strategic transaction with NMHC. Over the course of several weeks, JPMorgan contacted ten companies concerning a possible strategic transaction with NMHC, and NMHC entered into confidentiality agreements with five of the companies contacted by JPMorgan. The confidentiality agreement with SXC was dated October 18, 2007. Each party that executed a confidentiality agreement was provided an executive summary of NMHC’s operations and prospects.

On October 23, 2007, the Board met with representatives of JPMorgan and senior management to discuss strategic alternatives available to NMHC. JPMorgan discussed with the Board the process of exploring a sale of NMHC. The Board also discussed with JPMorgan the possibility of NMHC remaining independent. The Board directed JPMorgan to continue to explore NMHC’s strategic alternatives, which included soliciting indications of interest concerning a purchase of NMHC. In early November 2007, NMHC received indications of interest to acquire NMHC from SXC, Party Y and a strategic party we will refer to as Party Z. The SXC indication of interest reflected a merger consideration range of $10.75 to $11.75 per share, payable 75% in cash and 25% in SXC Common Stock. The Party Y indication of interest reflected a merger consideration range of $10.00 to $13.00 per share, payable in cash. The Party Z indication of interest reflected a merger consideration range of $12.02 to $13.23 per share, payable in cash. On November 13, 2007, these indications of interest were presented by JPMorgan to the Board. After discussing the terms of the indications of interest, the Board instructed JPMorgan and NMHC’s senior management team to continue exploring NMHC’s strategic alternatives, including a potential sale of NMHC.

On November 7, 2007, the SXC board of directors held a meeting at which the directors discussed a possible acquisition of NMHC. Prior to this meeting, the SXC board of directors had from time to time discussed various acquisition opportunities, including an acquisition of NMHC. At the November 7, 2007 meeting the SXC board of directors authorized management to explore a possible acquisition of NMHC. The SXC board of directors also established a committee of Messrs. Terry Burke, Philip Reddon and Steve Cosler to oversee the proposed acquisition process. This acquisition committee of the SXC board of directors met eight times over the next ten weeks to review and discuss the acquisition of NHMC.

Beginning November 13, 2007, NMHC provided the three potential acquirers, including SXC, access to an online data room containing detailed financial, operating, and other non-public information about NMHC. From November 28 through November 30, 2007, members of NMHC’s senior management met with members of each potential acquirer’s management to present an overview of NMHC’s operations. JPMorgan advised each potential acquirer that final bids should be presented on or before December 11, 2007.

From early November until the execution of the merger agreement, SXC performed due diligence on NMHC.

On December 7, 2007, the board of directors of SXC held a meeting. Also present at the meeting were members of SXC management and representatives of Houlihan Lokey, SXC’s financial advisor. Houlihan Lokey discussed with the SXC board of directors preliminary financial matters regarding a potential acquisition of NMHC. The SXC board of directors authorized management to continue to explore an acquisition of NMHC and a definitive proposal, subject to approval by the SXC board of directors.

On December 11, 2007, SXC presented a nonbinding proposal to purchase NMHC for $10.25 per share in cash. The proposal contained numerous conditions, including (i) satisfactory completion of due diligence; (ii) SXC obtaining financing; and (iii) New Mountain entering into a stockholder agreement on terms reasonably satisfactory to SXC. No proposals to purchase NMHC were received from the other participants.

On December 11 and 12, 2007, JPMorgan and Houlihan Lokey had several discussions. During these discussions, JPMorgan emphasized the need for more consideration and certainty in the transaction. On December 12, 2007, following these discussions, SXC increased the proposed consideration to $11.00 per share, payable 70% in cash and 30% in shares of SXC Common Stock in the aggregate at the election of NMHC’s stockholders (other than New Mountain), subject to a cap on the amount of SXC Common Stock to be issued.

On December 14, 2007, the SXC board of directors held a meeting. Management of SXC and representatives of Houlihan Lokey were also present at this meeting. During the meeting, Houlihan Lokey discussed with the SXC board of directors the proposed acquisition, including preliminary financial matters regarding the proposed acquisition.

On December 20, 2007, representatives of NMHC and SXC met in Chicago to discuss the terms of the proposal submitted by SXC. SXC stated at the meeting that it did not have committed financing at that time but expressed confidence in its ability to obtain a financing commitment for a transaction at the price proposed by SXC.

On December 28, 2007, the SXC acquisition committee met to discuss the proposed acquisition of NMHC. Also participating in the meeting were members of management of SXC, representatives of Sidley Austin LLP, SXC’s U.S. outside legal counsel, and Houlihan Lokey. During the meeting, representatives of Sidley Austin reviewed with the committee the significant terms of the proposed draft merger agreement and stockholder agreement.

Later on December 28, 2007, Houlihan Lokey delivered to JPMorgan SXC’s comments on the draft merger agreement, a form of proposed stockholders agreement to be entered into by New Mountain and a draft of a no solicitation agreement.

On January 8, 2008, the Board met to discuss the status of negotiations with SXC. At this meeting, the Board instructed NMHC’s management and JPMorgan to continue to explore all strategic alternatives available to NMHC, including a potential transaction with SXC. On January 9, 2008, representatives of NMHC and SXC met in San Francisco to further refine the terms of the SXC proposal. On January 23, 2008, NMHC and SXC entered into a confidentiality agreement to facilitate NMHC performing due diligence on SXC. From that date until the execution of the Merger Agreement, NMHC performed due diligence on SXC.

On January 17, 2008, the Board met to review with JPMorgan and management the process undertaken to consider NMHC’s strategic alternatives. At this meeting, the Board approved entering into a no solicitation agreement with SXC through February 8, 2008. On January 18, 2008, NMHC entered into the no solicitation agreement with SXC, which was later extended to February 15, 2008. On January 25, 2008, representatives of NMHC and SXC met in Chicago for SXC to present to NMHC and JPMorgan a review of SXC’s operations. On January 26 and 27, 2008, SXC and NMHC and their respective legal advisors met to negotiate the terms of a potential transaction between SXC and NMHC.

On January 28, 2008, the SXC board of directors held a meeting. Also participating in the meeting were members of management of SXC, representatives of Houlihan Lokey and representatives of Sidley Austin and representatives of Heenan Blaikie LLP, SXC’s Canadian outside counsel. At this meeting the SXC board of directors received an update of the process on, and discussed, the proposed acquisition of NMHC, including the proposed debt financing.

On February 6 and 13, 2008, the SXC board of directors held meetings. Also present at these meetings were members of management of SXC, representatives of Houlihan Lokey and representatives of Sidley Austin. At these meetings, the SXC board of directors discussed the proposed acquisition of NMHC, including the proposed debt financing.

On February 14, 2008, the Board met for the primary purpose of considering NMHC’s strategic alternatives, which had been narrowed to either remaining independent or accepting SXC’s proposal. Representatives of JPMorgan and NMHC’s outside counsel attended this meeting, as did certain members of senior management. Mr. Erickson presented management’s view of the proposed transaction with SXC. Mr. Erickson also presented management’s view of the prospects of NMHC remaining independent, including the risks and opportunities associated with remaining independent. The representatives of JPMorgan presented a summary of the process conducted by NMHC in connection with considering NMHC’s strategic alternatives. JPMorgan reviewed with the Board a stand-alone valuation analysis of NMHC based on management’s assumptions as to the potential future financial performance of NMHC under a stabilized scenario and under an aggressive growth scenario. JPMorgan also reviewed the significant economic terms of the proposal from SXC and certain information relating to SXC. JPMorgan also discussed the terms of SXC’s commitment letter from GE Capital Corporation and its view of the likelihood that SXC would be able to obtain the necessary financing given the current state of the credit markets and SXC’s financial condition. A representative of

NMHC’s outside counsel then reviewed with the Board its applicable fiduciary duties and responsibilities and described for the Board in detail the terms of the merger agreement, the financing commitment received by SXC, the stockholder agreements and related transaction documents. Following further discussion, the Board requested JPMorgan to provide its view regarding the fairness, from a financial point of view, of the consideration to be received by holders of NMHC Common Stock pursuant to the proposed merger agreement. Representatives of JPMorgan then rendered an oral opinion (subsequently reaffirmed at the meeting of the Board on February 24, 2008 and confirmed by delivery of a written opinion dated February 25, 2008) that, as of that date, and subject to the matters and assumptions set forth in the opinion, the consideration to be received by the holders of outstanding shares of NMHC Common Stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan is attached as Annex B to this Schedule 14D-9.

Following discussion, the Board approved the merger agreement, subject to satisfactory resolution of identified issues in respect of the financing commitment letter and various other outstanding matters.

From February 15, 2008 until February 25, 2008, SXC and NMHC and their respective legal and financial advisors met periodically to address remaining outstanding items in the proposed transaction between SXC and NMHC.

On February 24, 2008, the Board met for the primary purpose of considering a merger agreement presented by SXC and several open items. Following discussion, the Board instructed JPMorgan to contact SXC’s financial advisor in an effort to resolve the remaining open items. The Board adjourned the meeting to be reconvened later in the day. JPMorgan provided updates, and representatives of NMHC’s outside counsel summarized changes in the terms of the merger agreement and other transaction documents negotiated since February 14, 2008. The Board discussed these changes with representatives of management. Following further discussion, the Board requested JPMorgan to provide its view regarding the fairness, from a financial point of view, of the consideration to be received by holders of NMHC Common Stock pursuant to the proposed merger agreement. Representatives of JPMorgan then reaffirmed its opinion as to the fairness, from a financial point of view, of the merger consideration to such holders. The full text of the written opinion of JPMorgan is attached as Annex B to this Schedule 14D-9.

Following JPMorgan’s presentation, the directors discussed the transaction, the recommendation of management that the transaction be approved and the fairness opinion of JPMorgan. The Board then unanimously approved the merger agreement, the stockholder agreements and the transactions contemplated by the merger agreement and the stockholder agreements, and unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of NMHC and its stockholders.

On February 25, 2008, the SXC board of directors held a meeting. Also present at the meeting were members of SXC management, representatives of Houlihan Lokey and representatives of Sidley Austin. Houlihan Lokey discussed with the SXC board of directors the financial aspects of the proposed acquisition. The SXC board of directors then unanimously approved the merger agreement, the stockholder agreements, the debt commitment letter and the transaction contemplated by each of them.

The merger agreement was executed by the parties on February 25, 2008 following the board meetings and final negotiation of the merger agreement and disclosure schedules. Before the stock market opened on February 26, 2008, SXC and NMHC issued a joint press release announcing the transaction.

Reasons for the Recommendation

In reaching its decision to approve the Offer and the Merger Agreement and to recommend that NMHC’s stockholders tender their shares of NMHC Common Stock pursuant to the Offer, the Board consulted with management, JPMorgan and NMHC’s outside legal counsel. The Board considered a number of factors, including, without limitation, the following potentially positive factors in support of the Offer and the Merger:

•	the current and recent prices of NMHC Common Stock, and the fact that the estimated $11.00 per share to be paid for each share of NMHC Common Stock pursuant to the Offer represents a premium of 13% over the average closing share price of NMHC Common Stock for the 20 trading days ended

February 25, 2008, the last trading day before NMHC announced the execution of the Merger Agreement;

•	the fact that the combination of NMHC and SXC presents a significant opportunity to combine complementary products, increase the companies’ customer base and realize operational synergies;

•	the fact that NMHC’s stockholders may participate in the future growth of the combined companies and will benefit from any future appreciation in value of NMHC in combination with SXC;

•	its belief that the Offer and the Merger were more favorable to NMHC’s stockholders than any other alternative reasonably available to NMHC and its stockholders. The Board considered possible alternatives to the sale of NMHC, including continuing to operate NMHC on a stand-alone basis and the execution risks related to achieving NMHC’s strategic plan particularly in light of current issues facing the business, including migrating NMHC’s claims adjudication process to a single platform, reducing overhead, raising capital and recent significant management changes. The Board also considered the risks and uncertain returns associated with the alternatives, each of which the Board determined not to pursue when compared to the opportunity of NMHC’s stockholders to realize the offer consideration for their investment in connection with the Offer;

•	the results of the process conducted by NMHC, with the assistance of JPMorgan and NMHC’s legal advisors over a period of six months, which involved engaging in discussions with approximately ten parties to determine their potential interest in a business combination transaction with NMHC and entering into confidentiality agreements with five of those parties;

•	the volatility and trading information for NMHC and various factors that might affect the market value of NMHC Common Stock in the future, including a limited trading market;

•	the presentation of JPMorgan and its opinion, given orally to the Board on February 24, 2008, to the effect that, as of the date of the Merger Agreement and based upon and subject to the factors and assumptions set forth in the opinion, the per share consideration of $7.70 in cash and 0.217 shares of SXC Common Stock to be received by the holders of shares of NMHC Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (see “Opinion of J.P. Morgan Securities Inc.,” included as Annex B to this Schedule 14D-9);

•	the terms of the Merger Agreement, including without limitation:

•	the conditions to the obligations of Offeror to consummate the Offer and the Merger and the limited risk of non-satisfaction of the conditions, including that for purposes of the Merger Agreement a “material adverse effect” on NMHC does not include the events, circumstances, changes or effects resulting from the events, circumstances, changes or effects described under “Merger Agreement — Representations and Warranties” in the Prospectus;

•	the ability of the Board, under certain circumstances, to change its recommendation that NMHC’s stockholders tender their shares of NMHC Common Stock or vote in favor of the approval of the Merger Agreement, if required (including if NMHC receives a superior proposal);

•	NMHC’s right, under certain circumstances, to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal if the Board determines in good faith, after consultation with a financial advisor and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, and after consultation with outside legal counsel, that failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable law;

•	the ability of the Board, under certain circumstances and upon the payment to SXC of a termination fee of $5,000,000, to terminate the Merger Agreement in order to accept a financially superior proposal;

•	the conclusion of the Board that both the requirement to pay SXC a $5,000,000 termination fee and the circumstances when such fee is payable and the requirement to reimburse SXC for certain expenses (up to a limit of $2,000,000 and without duplication of the termination fee) in the event that the Merger Agreement is terminated because NMHC’s stockholders fail to approve the Merger Agreement, if required, or because of NMHC’s breach of the Merger Agreement, were reasonable in light of the benefits of the Offer and the Merger, the sale process conducted by NMHC, with the assistance of JPMorgan, and the termination fees that were payable in other comparable transactions; and

•	the favorable commitment letter obtained by SXC and the favorable structure of the financing, together with SXC’s obligation to use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the financing on the terms and conditions set forth in the commitment letter.

The Board also considered and balanced against the potentially positive factors the following potentially negative factors concerning the Merger:

•	the risk that the Offer and the Merger might not be completed, including the risk that consummation of the Offer and/or the Merger is likely not to occur (and SXC is not obligated to consummate the Offer or the Merger) if the financing contemplated by the commitment letter or the alternate financing as contemplated by the Merger Agreement is not obtained;

•	the fact that a portion of the consideration is based on a fixed exchange ratio means that the aggregate value of the transaction will fluctuate subject to changes in the trading price of SXC Common Stock;

•	the actual and potential interests of NMHC’s executive officers and directors in the Merger that may be different than or in addition to those of NMHC’s stockholders generally (see “Interests of Certain Persons in the Merger” in this Schedule 14D-9 and “The Offer— Interests of NMHC’s Directors and Executive Officers in the Offer and the Merger” in the Prospectus);

•	the restrictions in the Merger Agreement on NMHC’s ability to solicit or engage in discussions or negotiations with a third party regarding other proposals and the requirement in the Merger Agreement that NMHC pay SXC a $5,000,000 termination fee in order for the Board to accept a superior proposal;

•	the requirement in the Merger Agreement that NMHC reimburse SXC for up to $2,000,000 of its reasonably documented out-of-pocket fees and expenses incurred in connection with the proposed Offer and Merger if the Merger Agreement is terminated under certain circumstances, including if NMHC’s stockholders do not approve the Merger Agreement, if required;

•	the fact that gains will be taxable to certain of NMHC’s stockholders for U.S. federal income tax purposes;

•	the fact that, because a portion of the consideration is payable in SXC Common Stock, NMHC stockholders will be subject to the risks of being an SXC stockholder, including the possibility that the trading price or value of SXC Common Stock may decrease in the future;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Merger; and

•	the possibility of employee, customer and supplier disruption associated with the Offer and Merger.

After taking into account all of the factors set forth above, as well as others, the Board determined that the potentially positive factors outweighed the potentially negative factors and that the Offer, the Merger Agreement and the Merger are advisable and fair and in the best interests of NMHC and NMHC’s stockholders.

This discussion of the information and factors considered by the Board is not intended to be exhaustive, however, it is believed to address the material information and factors considered by the Board. In view of the number and variety of these factors, the Board did not find it practicable to make specific assessments of, or otherwise assign relative weights to, the specific factors and analyses considered in reaching its determination. The determination to approve the Merger Agreement and the transactions contemplated thereby, including the

Offer and the Merger, was made after consideration of all of the factors and analyses as a whole. In deciding to approve the Offer, the Merger Agreement and the Merger, individual members of the Board may have given different weights to the different factors considered by the Board.

Intent to Tender

To NMHC’s knowledge after reasonable inquiry, NMHC and all of NMHC’s executive officers, directors, affiliates and subsidiaries currently intend to tender all shares of NMHC Common Stock held of record or beneficially (other than shares of NMHC Common Stock held directly or indirectly by other public companies, as to which NMHC has no knowledge) by them pursuant to the Offer and to vote such shares in favor of the Merger (including the adoption of the Merger Agreement, if necessary). The foregoing does not include any shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of NMHC’s Financial Advisor

Pursuant to an engagement letter dated October 10, 2007, NMHC retained JPMorgan to act as its financial advisor in connection with its analysis and consideration of various strategic alternatives, including the Merger, and for the purpose of rendering to the Board an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of NMHC Common Stock in the Merger. At the meeting of the Board on February 14, 2008, JPMorgan rendered its oral opinion, subsequently reaffirmed at the meeting of the Board on February 24, 2008 and thereafter confirmed in writing, to the Board to the effect that, as of that date and based upon and subject to the matters set forth in JPMorgan’s opinion, the consideration to be received by holders of NMHC Common Stock in the Merger was fair, from a financial point of view, to those holders. No limitations were imposed by the Board upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of JPMorgan, dated February 25, 2008, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion, is attached as Annex B to this Schedule 14D-9. NMHC encourages its stockholders to read the opinion carefully in its entirety. JPMorgan’s written opinion was addressed to the Board, was directed only to the fairness, from a financial point of view, of the consideration to be received by holders of NMHC Common Stock in the Merger, and does not constitute a recommendation to any NMHC stockholder to tender its shares or as to how such stockholder should vote with respect to the Merger or any other matter. The summary of the opinion of JPMorgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning NMHC and SXC and the industries in which they operate;

•	compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of NMHC and SXC with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of NMHC Common Stock and SXC Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of NMHC and SXC relating to the businesses of NMHC and SXC, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger, which are referred to below as the “synergies”; and

•	performed other financial studies and analyses and considered other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of NMHC management and SXC management with respect to certain aspects of the Merger, the past and current business operations of NMHC and SXC, the financial condition and future prospects and operations of NMHC and SXC, the effects of the Merger on the financial condition and future prospects of NMHC and SXC, and certain other matters that JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by NMHC and SXC or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of NMHC or SXC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, including the synergies, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by NMHC and SXC management as to the expected future results of operations and financial condition of NMHC and SXC to which those analyses or forecasts relate. JPMorgan expressed no view as to those analyses or forecasts, including the synergies, or the assumptions on which they were based. JPMorgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of NMHC, and will be completed as described in the Merger Agreement. JPMorgan also assumed that the representations and warranties made by NMHC and SXC in the Merger Agreement and the related agreements were and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan relied on the assessments made by advisors to NMHC with respect to all legal, regulatory and tax matters. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on NMHC or SXC or on the contemplated benefits of the Merger.

JPMorgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received by holders of NMHC Common Stock in the Merger, and JPMorgan expressed no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of NMHC or as to the underlying decision by NMHC to engage in the Merger. JPMorgan expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the consideration to be received by the holders of NMHC Common Stock in the Merger or with respect to the fairness of any such compensation. JPMorgan expressed no opinion as to the price at which NMHC Common Stock or SXC Common Stock will trade at any future time.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand JPMorgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPMorgan’s financial analyses.

Transaction Overview

Based upon the average closing price per share of SXC Common Stock of $14.90 for the 20 trading days ending February 11, 2008, a proposed exchange ratio yielding an implied value of the stock consideration of

$3.30 per share of NMHC Common Stock, and the cash consideration of $7.70 per share of NMHC Common Stock, JPMorgan noted that the implied value of the merger consideration pursuant to the Merger as of February 11, 2008 was $11.00 per share of NMHC Common Stock. JPMorgan also noted that the implied merger consideration of $11.00 per share of NMHC Common Stock represented:

•	a premium of 10.6% over the closing price per share of NMHC Common Stock on February 11, 2008 of $9.95;

•	a discount of 38.1% from the highest closing price per share of NMHC Common Stock for the 52-week period ending February 11, 2008;

•	a premium of 18.4% over the average closing price per share of NMHC Common Stock for the 1-month period ending February 11, 2008;

•	a premium of 18.6% over the average closing price per share of NMHC Common Stock for the 3-month period ending February 11, 2008;

•	a premium of 13.0% over the average closing price per share of NMHC Common Stock for the 6-month period ending February 11, 2008; and

•	a discount of 20.6% from the average closing price per share of NMHC Common Stock for the 1-year period ending February 11, 2008.

NMHC Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of NMHC Common Stock during various periods ending on February 11, 2008, on a stand-alone basis and also in relation to SXC Common Stock, the S&P 500 and a composite index of selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to that of NMHC, including the following companies:

•	CVS Caremark Corporation;

•	Express Scripts, Inc.;

•	HealthExtras, Inc.; and

•	Medco Health Solutions Inc.

Selected Companies Analysis.  Using publicly available information and information provided by NMHC management, JPMorgan compared selected financial data of NMHC with similar data for the group of companies listed above under “Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared multiples for NMHC and the selected companies, calculated by dividing the firm value by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2008, which is referred to below as “FV/2008E EBITDA”.

This analysis indicated the following:

Selected Companies Analysis

Benchmark	High		Low		Median

FV/2008E EBITDA	13.6	x	9.5	x	12.8x

Using a reference range of 12.0x to 14.0x NMHC’s 2008 estimated EBITDA, JPMorgan determined a range of implied equity values for NMHC. This analysis indicated a range of implied values per share of NMHC Common Stock of approximately $9.75 to $11.50 using NMHC’s 2008 estimated EBITDA under a scenario assuming a stabilization of NMHC’s operations and $10.75 to $12.50 using NMHC’s 2008 estimated EBITDA under a scenario assuming aggressive growth and improved NMHC operational performance, compared in each case to the implied merger consideration of $11.00 per share of NMHC Common Stock.

It should be noted that no company utilized in the analysis above is identical to NMHC.

Selected Transactions Analysis.  Using publicly available information, JPMorgan reviewed the following transactions involving companies in the pharmacy benefit management and specialty pharmacy industries. The transactions considered and the month and year each transaction was announced were as follows:

Pharmacy Benefit Management Transactions

Acquiror	Target	Month and Year Announced

CVS Corporation	Caremark Rx, Inc.	November 2006
Express Scripts, Inc.	Caremark Rx, Inc.	December 2006
Caremark Rx, Inc.	AdvancePCS	September 2003
Express Scripts, Inc.	National Prescription Administrators, Inc.	February 2002
Advance Paradigm, Inc.	PCS Health Systems, Inc.	July 2000
Express Scripts, Inc.	Diversified Pharmaceutical Services, Inc.	February 1999
Rite Aid Corp.	PCS Health Systems, Inc.	November 1998
Express Scripts, Inc.	ValueRx	February 1998

Specialty Pharmacy Transactions

Acquiror	Target	Month and Year Announced

Walgreen Co.	Option Care, Inc.	July 2007
Express Scripts, Inc.	Priority Healthcare Corporation	July 2005
Medco Health Solutions, Inc.	Accredo Health, Inc.	February 2005

Using publicly available estimates, JPMorgan reviewed the transaction value as a multiple of the target company’s latest twelve months, or LTM, EBITDA, immediately preceding announcement of the transaction, which is referred to below as “FV/LTM EBITDA.”

This analysis indicated the following:

Selected Transactions Analysis (Pharmacy Benefit Management Industry)

Benchmark	High		Low		Median

FV/LTM EBITDA	20.7	x	7.1	x	12.9x

Selected Transactions Analysis (Specialty Pharmacy Industry)

Benchmark	High		Low		Median

FV/LTM EBITDA	16.4	x	15.5	x	16.0x

Using a reference range of 13.0x to 15.0x NMHC’s LTM run-rate EBITDA, JPMorgan determined a range of implied enterprise values for NMHC, which were then adjusted for NMHC’s cash and total debt as of December 31, 2007 to determine a range of implied equity values. This analysis indicated a range of implied values per share of NMHC Common Stock of approximately $10.50 to $12.00, compared to the implied merger consideration of $11.00 per share of NMHC Common Stock.

It should be noted that no company utilized in the analysis above is identical to NMHC and no transaction is identical to the Merger.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for NMHC Common Stock on a standalone basis without giving effect to the proposed Merger or any potential synergies, using financial forecasts prepared by NMHC management for the fiscal years 2008 through 2015. JPMorgan calculated the unlevered free cash flows that NMHC is expected to generate during fiscal years 2008 through 2015. JPMorgan then calculated an implied range of terminal values for NMHC using a range of perpetuity growth rates for free cash flows from 3.25% to 3.75% and a range of discount rates from 10.0% to 11.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 10.0% to 11.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for NMHC’s cash and total debt as of December 31, 2007. This analysis indicated a range of implied values per share of NMHC Common Stock of approximately $9.50 to $12.00 under a scenario assuming a stabilization of NMHC’s operations and $13.25 to $16.50 under a scenario assuming aggressive growth and improved NMHC operational performance, compared to the implied merger consideration of $11.00 per share of NMHC Common Stock.

SXC Analysis

Historical Share Price Analysis.  JPMorgan reviewed the price performance of SXC Common Stock during the 52-week period ending on February 11, 2008. JPMorgan noted that the low and high trading prices per share of SXC Common Stock during this period were approximately $31.48 and $11.35, compared to the closing price per share of SXC Common Stock of $15.40 on February 11, 2008.

Analyst Price Targets.  JPMorgan reviewed price targets for SXC Common Stock published by Wall Street equity research analysts from November 6, 2007 through January 22, 2008. These price targets for SXC Common Stock ranged from $13.50 to $21.50, compared to the closing price per share of SXC Common Stock of $15.40 on February 11, 2008.

Selected Companies Analysis.  Using publicly available information and information provided by SXC management, JPMorgan compared selected financial data of SXC with similar data for the group of companies listed above under “Historical Share Price Analysis.” In its analysis, JPMorgan derived and compared FV/2008E EBITDA multiples for SXC and the selected companies.

This analysis indicated the following:

Selected Companies Analysis (Healthcare Information Technology Industry)

Benchmark	High		Low		Median

FV/2008E EBITDA	17.9	x	8.9	x	10.6x

Selected Companies Analysis (Pharmacy Benefit Management Industry)

Benchmark	High		Low		Median

FV/2008E EBITDA	13.6	x	9.5	x	12.8x

Using a reference range of 10.0x to 13.0x SXC’s 2008 estimated EBITDA, JPMorgan determined a range of implied equity values for SXC. This analysis indicated a range of implied values per share of SXC Common Stock of approximately $14.75 to $18.00 using SXC’s 2008 estimated EBITDA.

It should be noted that no company utilized in the analysis above is identical to SXC.

Discounted Cash Flow Analysis.  JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for SXC Common Stock on a standalone basis without giving effect to the proposed Merger or any potential synergies, using financial forecasts prepared by SXC management as adjusted by NMHC management for the fiscal years 2008 through 2015.

JPMorgan calculated the unlevered free cash flows that SXC is expected to generate during fiscal years 2008 through 2015. JPMorgan calculated an implied range of terminal values for SXC using a range of terminal growth rates for free cash flows from 3.25% to 3.75% and a range of discount rates from 10.0% to 11.0%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 10.0% to 11.0%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for SXC’s cash and total debt as of December 31, 2007. This analysis indicated a range of implied values per share of SXC Common Stock of approximately $14.50 to $16.50.

Pro Forma Analysis.  JPMorgan analyzed the potential pro forma impact of the Merger on SXC’s pro forma earnings per share from continuing operations, including synergies and excluding restructuring charges. In this analysis, 2008 and 2009 earnings projections for SXC were based on earnings projections prepared by SXC management as adjusted by NMHC management, and earnings projections for NMHC were prepared by NMHC management. JPMorgan assumed for purposes of this analysis that the Merger would close on March 31, 2008.

Based on this analysis, JPMorgan observed that, under a scenario assuming a stabilization of NMHC’s operations, the Merger would result in earnings per share dilution for SXC stockholders, including synergies and excluding restructuring charges, of 25.3% for 2008, and earnings per share accretion for SXC stockholders, including synergies and excluding restructuring charges, of 16.4% for 2009. JPMorgan also observed that, under an aggressive growth scenario assuming improved NMHC operational performance, the Merger would result in earnings per share dilution for SXC stockholders, including synergies and excluding restructuring charges, of 20.5% for 2008, and earnings per share accretion for SXC stockholders, including synergies and excluding restructuring charges, of 27.8% for 2009.

The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected as advisor to the Board with respect to the Merger on the basis of JPMorgan’s experience and its familiarity with NMHC.

Pursuant to its engagement letter, JPMorgan has acted as financial advisor to NMHC with respect to the Merger and NMHC has agreed to pay JPMorgan a customary transaction fee. The transaction fee shall be payable upon consummation of the Merger. In addition, NMHC has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including reasonable fees of outside counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under federal securities laws.

JPMorgan and its affiliates maintain commercial and investment banking and other business relationships with NMHC, SXC and their respective affiliates, for which it receives customary compensation. In particular, JPMorgan acted as co-manager of SXC’s NASDAQ initial public offering in June 2006. In addition, JPMorgan and its affiliates provide various financial services to NMHC and SXC and JPMorgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of NMHC, for which JPMorgan and its affiliates receive customary compensation or other financial benefits. JPMorgan and its affiliates have also been engaged on behalf of the portfolio companies of New Mountain, and JPMorgan and its affiliates have received customary fees for such engagements. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of NMHC or SXC for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

J.P. Morgan Securities Inc.

Effective October 10, 2007, NMHC engaged JPMorgan to act as its financial advisor in connection with NMHC’s exploration of strategic alternatives, including the possible sale of all or a portion of NMHC. NMHC selected JPMorgan as its financial advisor because it is an internationally recognized banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to the terms of a letter agreement dated October 10, 2007, NMHC has agreed to pay JPMorgan a fee based on the transaction value, which fee, calculated as of the date of the merger agreement, would have been approximately $2.1 million. In addition, NMHC has agreed to reimburse JPMorgan for its reasonable expenses, including attorney’ fees and disbursements, and to indemnify JPMorgan and related persons against any liabilities relating to or arising out of activities performed or services furnished pursuant to the Merger Agreement, the Offer or the Merger or JPMorgan’s role in connection with the Offer or the Merger.

Exchange Agent

Mellon Investor Services LLC (“Mellon”) is the exchange agent and depositary for the Offer and will be responsible for the operation of the tender and exchange with holders of shares of NMHC Common Stock. A summary of the fee arrangement between SXC and Mellon is included in the Prospectus under the heading “The Offer — Fees and Expenses” and is incorporated herein by reference. Information with respect to a description of the exchange agent and its role in the Offer is included in the Prospectus under the headings “The Offer — Procedure for Tendering” and “The Offer — Exchange of Share of NMHC Common Stock; Delivery of Cash and Shares of SXC Common Shares” and is incorporated herein by reference.

Information Agent

SXC has also retained Kingsdale Shareholder Services, Inc. (“Kingsdale”) as the information agent for the Offer. Information with respect to Kingsdale is included in the Prospectus under the headings “References to Additional Information” and “The Offer — Fees and Expenses” and is incorporated herein by reference.

Except as described above, neither NMHC nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of NMHC, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in shares of NMHC Common Stock have been effected during the past 60 days by NMHC or by any executive officer, director, affiliate or subsidiary of NMHC.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are in process by NMHC in response to the Offer which relate to a tender offer or other acquisition of NMHC’s securities by NMHC, any subsidiary of NMHC or any other person.

Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are in process by NMHC in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NMHC or any subsidiary of NMHC, (ii) any purchase, sale or transfer of a material amount of assets of NMHC or any subsidiary of NMHC, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of NMHC.

Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by SXC following the Acceptance Date of certain persons to be appointed to the Board, other than through election of such persons to the Board at a meeting of NMHC’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Registration and Listing of SXC Common Shares

On March 31, 2008, SXC filed the Registration Statement with the SEC to register the offer and sale of SXC Common Stock pursuant to the Offer and the Merger. Among other things, the parties’ obligations to consummate the Offer and the Merger are subject to the condition that the Registration Statement has become effective in accordance with the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”). Additionally, the SXC Common Stock issuable in connection with the Offer and the Merger must have been authorized for listing on both the Nasdaq and the Toronto Stock Exchange, subject to official notice of issuance.

Top Up Option

If (i) more than 9,600,000 shares of NMHC Common Stock (including shares of NMHC Common Stock issuable upon conversion of outstanding shares of NMHC Convertible Preferred Stock) have been validly tendered and not withdrawn pursuant to the Offer, (ii) Offeror is able to effect a short-form merger pursuant to the DGCL promptly following the Acceptance Date without acquiring any additional shares of NMHC Common Stock other than the shares of NMHC Common Stock that may be issued pursuant to the Top-Up Option described below or any reduction in the number of shares of NMHC Common Stock then outstanding and (iii) the other conditions to the Offer have been satisfied or waived, Offeror will be required to accept the shares of NMHC Common Stock validly tendered in the Offer and not withdrawn. In addition, following the expiration of the Offer, Offeror may elect to provide for one or more subsequent offer periods. Subject to certain terms and conditions, NMHC has granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or following the Acceptance Date and prior to the tenth (10th) business day after the later of (i) the Acceptance Date or (ii) the expiration of a subsequent offering period conducted in accordance with the terms of the Merger Agreement, to purchase that number of shares of NMHC Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares that, when added to the number of shares owned by Offeror at the time of such exercise, shall constitute one share more than a number of shares equal to 90% of the then outstanding shares of NMHC Common Stock immediately prior to the filing of the certificate of ownership and merger to effect the Second Step Merger (giving effect to the issuance of the Top-Up Option Shares) at a price per share equal to $11.00. If Offeror exercises the Top-Up Option, it will deliver to NMHC by wire transfer of same day funds an amount equal to the aggregate par value of the Top-Up Option Shares and a promissory note, bearing interest at a rate of 5% per annum, for the balance of the purchase price. Offeror must exercise the Top-Up Option if doing so would enable it to effect a short-form merger pursuant to Section 253 of the DGCL.

One Step Merger

If (i) the parties agree in writing or (ii) within ten business days after the end of the initial scheduled expiration of the Offer (or such later date as the parties may agree), unless the Board of NMHC has changed, among other things, its approval of, or recommendation to NMHC stockholders to accept, the Offer, either less than 9,600,000 shares of NMHC Common Stock are validly tendered and not withdrawn pursuant to the Offer or Offeror would not be able to effect a short-form merger pursuant to Section 253 of the DGCL without the acquisition of additional shares of NMHC Common Stock (other than through the exercise of the Top-Up Option) or any reduction in the number of shares of NMHC Common Stock outstanding, Offeror will terminate the Offer and the parties will instead, in accordance with the terms of the Merger Agreement, seek to consummate the acquisition of NMHC by SXC by means of the One Step Merger following the adoption of the Merger Agreement by NMHC’s stockholders at a special stockholders meeting, in which case the merger consideration would be the same as the Offer Price.

Amendment to Certificate of Incorporation

In connection with the execution of the Merger Agreement, NMHC amended its Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock (the “Amendment”). The Amendment excludes the transactions contemplated by the Merger Agreement and the Stockholder Agreements from the definitions of “change in control” and “liquidation” and provides that shares of NMHC Convertible Preferred Stock will have the right only to receive the Offer Price per share upon their conversion into shares of NMHC Common Stock in connection with the consummation of the Offer or, if the transaction is effected as a One Step Merger, to receive only the merger consideration per share. The Amendment also provides that shares of NMHC Convertible Preferred Stock will convert into shares of NMHC Common Stock on a one to one basis in connection with the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit (e)(14) hereto and is incorporated herein by reference.

Dividends

Under the Merger Agreement, NMHC is permitted to pay New Mountain all unpaid dividends on NMHC Convertible Preferred Stock. The Board has declared a dividend on NMHC Convertible Preferred Stock equal to all unpaid dividends to the date of payment, payable in cash immediately prior to the earlier of the Acceptance Date or the Effective Time.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if SXC acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding shares of NMHC Common Stock, SXC will be able to effect the Merger after consummation of the Offer without a vote by NMHC’s stockholders. If SXC acquires, pursuant to the Offer or otherwise, less than 90% of the then outstanding shares of NMHC Common Stock, NMHC’s certificate of incorporation (including the Certificate of Designations, Preferences and Rights of NMHC Convertible Preferred Stock (the “Certificate of Designations”)) requires the Merger Agreement to be adopted by the affirmative vote of a majority of outstanding NMHC Common Stock and NMHC Convertible Preferred Stock (with each share of NMHC Convertible Preferred Stock having a number of votes per share equal to 83.64% of the number of votes of a share of NMHC Common Stock) voting together as a single class. The Merger Agreement provides that, if the adoption of the Merger Agreement by NMHC’s stockholders is required, NMHC will (i) duly call, give notice of, convene and hold a meeting of NMHC’s stockholders for the purpose of seeking approval of the stockholders of the adoption of the Merger Agreement, provided that, following the Acceptance Date, NMHC will seek stockholder approval by written consent in lieu of a meeting in accordance with the DGCL if SXC so requests, (ii) prepare and file with the SEC and mail to NMHC’s stockholders, a proxy statement or information statement, as applicable and include in such statement the recommendation of the Board that NMHC’s stockholders vote in favor of the adoption of the Merger Agreement in accordance with the DGCL, and (iii) use its reasonable best efforts to solicit any approval of NMHC’s stockholders that is required by the DGCL to effect the Merger.

State Takeover Laws

NMHC is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” As the Board approved the Offer and the Merger, Section 203 of the DGCL is not applicable to the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

NMHC, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Neither SXC nor NMHC has analyzed whether any of these laws will, by their terms, apply to the Offer or the Merger or has attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, SXC, US Corp., Offeror and/or NMHC may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror may be unable to accept for payment any shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror would not be obligated to accept for payment any shares of NMHC Common Stock tendered in the Offer.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Offeror’s acquisition of NMHC Common Stock in the Offer may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and a required waiting period has expired or otherwise terminated. The rules promulgated under the HSR Act require SXC and New Mountain to file a Notification and Report Form (the “Form”) with the Division and the FTC. The rules also provide that the acquisition of NMHC Common Stock in the Offer may not be consummated earlier than 30 days after receipt of SXC’s Form by the Division and the FTC, unless such period is earlier terminated, provided that New Mountain’s Form is filed no later than 15 days after the receipt by the Division and the FTC of SXC’s Form. Within such 30 day period, the Division or the FTC may request additional information or documentary material from SXC and/or New Mountain. In the event of such request, the acquisition of NMHC Common Stock in the Offer may not be consummated until 30 days after receipt of such additional information or documentary material by the Division or the FTC from SXC. If any waiting period would expire on a Saturday, Sunday, or legal public holiday, the waiting period will be extended to 11:59 p.m., Eastern Time, of the next regular business day. SXC filed its Form with the Division and the FTC on March 21, 2008, and New Mountain filed its Form with the Division and the FTC on March 24, 2008. Accordingly, unless the Division or FTC determines that SXC’s or New Mountain’s filing is deficient, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern Time, on April 21, 2008, unless such period is terminated earlier or extended.

Insurance Approvals

NMHC owns NMHC Group Solutions Insurance, Inc., which holds an insurance license in Delaware. Delaware insurance law generally requires that before a person can acquire direct or indirect control of a domestic insurer, such person must file a statement of acquisition of control (generally known as a “Form A”) with the Delaware Department of Insurance (the “Department”) and receive approval of the Form A by order of the Delaware Commissioner of Insurance (the “Commissioner”) prior to the change of control. Delaware insurance law provides an exception to the Form A prior approval requirement if the domestic insurer, which is defined to include NMHC, obtains a determination by the Commissioner prior to the closing of the transactions contemplated by the Merger Agreement that NMHC is either directly or through its affiliates primarily engaged in business other than the business of insurance (the “Determination”). NMHC has filed a request with the Department for a Determination. In the event NMHC does not receive the Determination, SXC will be required to file a Form A with the Department and receive approval of the Form A by order of the Commissioner. In addition to receipt of the Determination, SXC and/or NMHC are required to file a pre-acquisition notification with the Commissioner (generally known as a “Form E”) not less than 30 days prior to the proposed effective date of the acquisition of the domestic insurer. The closing of the transactions contemplated by the Merger Agreement can occur only upon (i) receipt of the Determination or, if required, receipt of approval of the Form A and (ii) the filing of the Form E and the expiration of the 30 day waiting period. On March 17, 2008, the required Form E was filed with the Commissioner. In the event that NMHC Group Solutions Insurance, Inc. is a “commercially domiciled insurer” in any state outside of Delaware, SXC may be required to make additional Form A filings. Additional Form E filings may also be required.

Appraisal Rights

The holders of NMHC Common Stock do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of NMHC Common Stock that did not tender their shares in the Offer and did not vote in favor of the Merger or consent to the Merger in writing, that comply with the applicable statutory procedures under Section 262 of the DGCL (the “Appraisal Provisions”) and that satisfy the requirements in the Appraisal Provisions with respect to holding their shares of NMHC Common Stock, are entitled to demand appraisal of their shares. Under the Appraisal Provisions, dissenting stockholders who comply with the Appraisal Provisions will be entitled to demand fair value for their shares of NMHC Common Stock. If a stockholder and the Surviving Corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of the fair value of the holder’s shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value, together with any interest as determined by the court. Any such judicial determination of the fair value of the shares could be based upon factors other than or in addition to the price per share paid in the Merger and the market value of the shares. Stockholders should recognize that the value so determined could be higher or lower than the price per share of NMHC Common Stock paid pursuant to the Offer. Moreover, NMHC may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of NMHC Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the shares of NMHC Common Stock owned by such stockholder will be converted into the right to receive the

Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to NMHC a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Item 9.	Exhibits.

The following exhibits are filed with this Schedule 14D-9

Exhibit
No.	Description

(a)(1)	Prospectus, dated March 31, 2008 (incorporated by reference from the Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(a)(3)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(a)(6)	Information Statement of NMHC, dated as of March 31, 2008 (included as Annex A to this Schedule 14D-9).
(a)(7)	Letter to holders of NMHC Common Stock, dated as of March 31, 2008.
(a)(8)	Opinion of JPMorgan, dated as of February 25, 2008 (included as Annex B to this Schedule 14D-9).
(a)(9)	Joint press release issued by NMHC and SXC on March 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NMHC with the SEC on March 31, 2008).
(a)(10)	Joint press release issued by NMHC and SXC on February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NMHC with the SEC on February 26, 2008).
(a)(11)	PowerPoint presentation referenced and made available in connection with the conference call held on February 26, 2008 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by NMHC with the SEC on February 26, 2008).
(a)(12)	SXC-NMHC Fact Sheet, made available February 27, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the SEC on February 27, 2008).
(a)(13)	Commitment Letter, dated as of February 25, 2008, from General Electric Capital Corporation to SXC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SXC with the SEC on February 27, 2008).
(a)(14)	Transcript of the conference call and simultaneous webcast held on February 26, 2008 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by SXC with the SEC on February 27, 2008).
(a)(15)	Excerpts from the transcript of the conference call and simultaneous webcast held on March 6, 2008 (incorporated by reference to filing pursuant to Rule 425 under the Securities Act of 1933, as amended, as made by SXC with the SEC on March 7, 2008).
(a)(16)	SXC Investor Questions and Answers, made available February 26, 2008 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by SXC with the SEC on February 26, 2008).

Exhibit
No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among SXC, US Corp., Offeror and NMHC (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4, filed by SXC with the SEC on March 31, 2008).
(e)(2)	NMHC’s Amended and Restated 2000 Restricted Stock Grant Plan (incorporated by reference to Appendix D to the Definitive Proxy Statement on Schedule 14-A filed by NMHC with the SEC on October 28, 2004).
(e)(3)	NMHC’s 1999 Stock Option Plan, as amended on March 18, 2004 (incorporated by reference to Exhibit 10.4 to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2004).
(e)(4)	Chairman Agreement by and between NMHC and Mr. Thomas W. Erickson, dated February 23, 2007(incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NMHC with the SEC on February 28, 2007).
(e)(5)	Stock Option Agreement by and between NMHC and Mr. Thomas W. Erickson, dated March 12, 2007 (incorporated by reference to Exhibit 10.10 to NMHC’s Form 10-Q for the fiscal quarter ended March 31, 2007).
(e)(6)	Employment Agreement between NMHC and Stuart Diamond, dated as of November 13, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NMHC with the SEC on November 19, 2007).
(e)(7)	Employment Agreement between NMHC and Mark Adkison, dated as of November 13, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by NMHC with the SEC on November 19, 2007).
(e)(8)	Employment Agreement between NMHC and Marty Magill, dated as of November 13, 2007 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by NMHC with the SEC on November 19, 2007).
(e)(9)	Employment Agreement between NMHC and George P. McGinn, Jr., dated as of November 13, 2007 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by NMHC with the SEC on November 19, 2007).
(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.6 to the Form S-8 filed by NMHC with the SEC on February 3, 2006).
(e)(11)	Stockholder Agreement, dated as of February 25, 2008, by and among SXC, New Mountain Partners, L.P. and NMHC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by SXC with the SEC on February 27, 2008).
(e)(12)	Stockholder Agreement, dated as of February 25, 2008, by and among SXC, New Mountain Affiliated Investors, L.P. and NMHC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SXC with the SEC on February 27, 2008).
(e)(13)	Registration Rights Agreement, dated as of February 25, 2008, between SXC and New Mountain (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SXC with the SEC on February 27, 2008).
(e)(14)	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of NMHC (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NMHC with the SEC on February 27, 2008).
Annex A	Information Statement of NMHC, dated as of March 31, 2008
Annex B	Opinion of J.P. Morgan Securities Inc., dated as of February 25, 2008.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

By:	/s/ Thomas W. Erickson
Name:     Thomas W. Erickson

Title:	Chairman of the Board, Interim Chief Executive Officer and President
Dated: March 31, 2008

Annex A

Information Statement Pursuant to Section 14(f) of the Exchange Act

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
26 Harbor Park Drive
Port Washington, New York 11050

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
And Rule 14f-1 Thereunder

This Information Statement is being mailed on or about March 31, 2008, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of National Medical Health Card Systems, Inc. (“NMHC”) with respect to the exchange offer by Comet Merger Corporation (“Offeror”), a newly-formed Delaware corporation and indirect, wholly-owned subsidiary of SXC Health Solutions Corp., a corporation organized under the laws of the Yukon Territory, Canada (“SXC”), to the holders of record of shares of common stock, par value $0.001 per share, of NMHC (“NMHC Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to NMHC. You are receiving this Information Statement in connection with the possible election of persons designated by SXC to a majority of the seats on the board of directors of NMHC (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008 (the “Merger Agreement”), by and among NMHC, SXC, SXC Health Solutions, Inc., a Texas corporation and wholly-owned subsidiary of SXC (“US Corp.”) and Offeror.

Pursuant to the Merger Agreement, Offeror commenced an exchange offer (the “Offer”) on March 31, 2008 to purchase all outstanding shares of NMHC Common Stock for consideration per share equal to (i) $7.70 in cash, without interest, and (ii) 0.217 of a validly issued, fully paid nonassessable common share of SXC, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Merger Agreement, the preliminary prospectus, dated as of March 31, 2008 (the “Prospectus”) and the related letter of transmittal (the “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 10:00 a.m., New York City time, on April 29, 2008; at which time if all conditions to the Offer have been satisfied or waived, Offeror will be obligated to promptly accept for payment and exchange all shares of NMHC Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Prospectus and the accompanying Letter of Transmittal have been mailed to NMHC’s stockholders and are filed as exhibits to the Registration Statement on Form S-4 filed by SXC and Offeror with the Securities and Exchange Commission (the “SEC”) on March 31, 2008 (the “Registration Statement”).

The Merger Agreement provides that after such time as Offeror accepts for payment the shares of NMHC Common Stock pursuant to the Offer (the “Appointment Time”) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, SXC will be entitled to designate for election that number of directors (rounded up to the next whole number) of the Board equal to the product obtained by multiplying (x) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to SXC’s exercise of its right under the Merger Agreement to designate directors) and (y) a fraction, the numerator of which is the number of shares of

NMHC Common Stock beneficially owned by Offeror (after giving effect to the number of shares of NMHC Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of NMHC Common Stock. The effect of SXC’s exercise of this right under the Merger Agreement is the ability to designate a majority of the members of the Board. In connection with the foregoing, NMHC will, at the request of SXC, either increase the size of the Board and/or obtain the resignation of such number of our current directors as is necessary to enable SXC’s designees to be elected or appointed to the Board. Furthermore, at SXC’s request, NMHC will cause the individuals so designated by SXC to constitute the number of members (rounded up to the next whole number) that represents the same percentage as such individuals represent on the Board of Directors on (i) each committee of the Board, (ii) each board of directors of each subsidiary of NMHC, and (iii) each board committee of each subsidiary of NMHC.

After appointment or election of SXC’s directors and prior to the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), NMHC will cause the Board to maintain three directors who were also directors as of February 25, 2008 and who are neither officers of NMHC nor stockholders, affiliates or associates of SXC (“Continuing Directors”); if no Continuing Directors remain, the other directors then in office will designate persons to serve as Continuing Directors. Following the election or appointment of SXC’s designees and until the Effective Time, the approval of a majority of the Continuing Directors (or of the sole Continuing Director if there shall only be one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of NMHC, including any action by any other director of NMHC, shall be required to authorize) (i) any termination of the Merger Agreement by NMHC, (ii) any amendment of the Merger Agreement, (iii) any extension of time for performance of any obligation or action pursuant to the Merger Agreement by SXC or Offeror, (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of NMHC or its stockholders (other than SXC, Offeror or their affiliates) officers, directors or employees or of any right of NMHC under the Merger Agreement, (v) any amendment of NMHC’s certificate of incorporation or bylaws, (vi) any amendment or change to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith or (vii) any other consent or action by NMHC or the Board with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith. Following the election or appointment of SXC’s designees and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement by NMHC shall be effected by the action of the Continuing Directors.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of SXC’s designees to the Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the information contained in this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning SXC, US Corp., Offeror and SXC’s designees has been furnished to NMHC by SXC, and NMHC assumes no responsibility for the accuracy or completeness of such information.

DIRECTORS DESIGNATED BY SXC

SXC has informed NMHC that it will choose its designees for the Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of SXC are required in order to constitute a majority of the Board, such additional designees will be selected by SXC from among the directors and executive officers of SXC and Offeror contained in Annex C of the Prospectus, which is incorporated herein by reference. Set forth below is the name, age as of the date of this Information Statement, present principal occupation and employment history during the past five years for each individual who may be designated by SXC as one of its designees for the Board. Such information has been furnished to NMHC by SXC. SXC has informed NMHC that each such individual is a U.S. citizen and has consented to act as a director of NMHC, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is 2441 Warrenville Road, Suite 610, Lisle, Illinois 60532.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Terrence C. Burke.  Mr. Burke, 66, has been a director for SXC since August, 1999. Mr. Burke is a director and consultant of Chinook Wind Development since 1995, which serves emerging healthcare companies and a strategic advisor to healthcare organizations. He currently holds directorships with two healthcare-related technology companies. Mr. Burke has served on the boards of several healthcare industry associations, including Federation of American Health Care Systems, Group Health Association of America and the National Association of Employers on Health Care. Mr. Burke brings to SXC a wealth of experience and contacts in the managed care and indemnity insurance industries in the U.S. Mr. Burke has a B.A. in History from the University of Washington.

Mr. Burke has extensive experience in the managed care and indemnity insurance industry in the U.S. and for the past several years has been an industry consultant. He was a pioneer in managed care with a long track record of strategically introducing and managing new, innovative and profitable products for the employee benefits and group health industry. He has held executive positions with a number of leading managed care companies, which positions include Senior Executive Vice-President of Metrahealth Corporation, Senior Vice-President, Field Operations, Specialty Companies (including pharmacy management) & Planning and Development of Aetna Corporation and President of CIGNA Health Plans as well as Senior Vice-President, National Operations of Cigna Corporation.

William J. Davis.  Mr. Davis, 40, has been a director for SXC since January, 2007. Mr. Davis is currently the Chief Financial Officer of Chicago-based healthcare information technology provider Allscripts Healthcare Solutions, Inc. Mr. Davis joined Allscripts as CFO in October, 2002 and is responsible for all of its financial operations, as well as its human resource and management information system operations. Prior to joining Allscripts, Mr. Davis was the CFO of Lante Corporation, a leading technology consulting firm. Mr. Davis helped lead that company’s initial public offering in February 2000 and its subsequent sale to SBI and Company in September, 2002. From 1991 through 1999, Mr. Davis was in the Technology Group of PricewaterhouseCoopers LLP. Mr. Davis earned his Bachelors degree in Accounting from the University of Cincinnati and his Masters of Business Administration from Northwestern University. Mr. Davis is also a Certified Public Accountant.

Gordon S. Glenn.  Mr. Glenn, 59, has been a director for SXC since August, 1999. Mr. Glenn joined SXC in June, 1998 as President and Chief Operating Officer and was promoted to Chief Executive Officer on September 1, 1998. On November 2, 2006, Mr. Glenn resigned as President of SXC and was appointed Chairman of SXC’s board of directors. Prior to joining SXC, Mr. Glenn enjoyed a 24-year career with Computer Data Systems Inc. (“CDSI”) in Rockville, MD, of which the last eight years he served as President and CEO. A graduate of the University of Kentucky, Mr. Glenn earned his Bachelor of Science degree in Mechanical Engineering. He received a full scholarship from the Union Carbide Corporation and graduated cum laude.

Philip R. Reddon.  Mr. Reddon, 42, has been a director for SXC since March, 2006. Mr. Reddon joined Covington Capital Corporation in 2002, as Managing Director, his responsibilities include analysis of new investment opportunities for Covington and assisting in the management and monitoring of Covington’s existing investments.

Prior to joining Covington, Mr. Reddon spent six years at Bank of Montreal Capital Corporation (“BMO Capital”) as Managing Director for a private equity fund. He was head of the Technology Investment team, and sat on the investment committee, which was involved in the investment and approval process for over 60 companies. In his role at BMO Capital, he sat on the boards of eight investee companies. Prior to BMO Capital, Mr. Reddon spent six years with the Business Development Bank of Canada.

Mark A. Thierer.  Mr. Thierer, 48, has been a director for SXC since January, 2006. On September 5, 2006, Mr. Thierer was appointed President and Chief Operating Officer of SXC. Prior thereto, Mr. Thierer was the President of Physicians Interactive, a division of Allscripts, Inc. (NASDAQ: MDRX), the leading provider of Electronic Health Records, ePrescribing, and information solutions for physicians. Physicians Interactive provides clinical information and education to physicians and patients through on-line, interactive programs. Their client base includes leading pharmaceutical, biotechnology, and medical device companies worldwide.

Prior to Allscripts, Mr. Thierer spent ten years with CaremarkRx (NYSE: CMX), where he was a corporate officer and key executive in helping to build Caremark into a pharmacy benefits manager and specialty pharmacy company. In his most recent capacity, Mr. Thierer served as the Senior Vice President, New Ventures, responsible for developing Caremark’s growth strategy. Prior to that role, Mr. Thierer managed Caremark’s retail network operations, trade relations, specialty pharmacy, marketing, field operations, and corporate account functions. Prior to Caremark, Mr. Thierer spent ten years with IBM, managing sales of healthcare information management (HIT) solutions. Mr. Thierer holds a B.S. in Finance from the University of Minnesota and an M.B.A. in Marketing from Nova Southeastern University in Florida. He also holds the designation of Certified Employee Benefits Specialist from The Wharton School.

Steven Cosler.  Mr. Cosler, 52, has been a director for SXC since August, 2007. Mr. Cosler is currently an Operating Partner at Water Street Healthcare Partners (“Water Street”), a Chicago-based private-equity firm focused exclusively on the healthcare industry. Mr. Cosler joined Water Street in 2006 and prior to that was President and Chief Executive Officer of Priority Healthcare Corporation (“Priority”), a publicly held specialty pharmacy and distributor that was acquired by Express Scripts in October, 2005. Mr. Cosler was employed by Priority from 1996 to 2005, where he held a number of increasingly senior roles, culminating in his appointment as President and Chief Operating Officer in 2001, and President and CEO in 2002, a position he retained until 2005.

Before joining Priority, Mr. Cosler held leadership positions at Coresource, Inc., a Third Party Administrator managing healthcare services, and at IBM. Mr. Cosler sits on the board of several privately held healthcare companies including CCS Medical, Inc., Access Mediquip, Inc., Cydex Pharmaceutical, Inc. and Claymore Securities. He is a graduate of Purdue University with a Bachelor of Science degree in Industrial Management.

Curtis Thorne.  Mr. Thorne, 48, has been a director for SXC since August, 2007. Mr. Thorne is currently the President and Chief Executive Officer of MedSolutions, Inc., a company focused on management of medical imaging services. From 1998 to 2000, Mr. Thorne was its President and Chief Operating Officer. Prior to joining MedSolutions, Mr. Thorne was President and COO of Adesso Specialty Services, a California-based specialty physician management company. Mr. Thorne earned his masters in business administration from the Babcock School of Management at Wake Forest University and a bachelor’s degree in chemistry from the University of North Carolina.

Anthony Masso.  Mr. Masso, 66, has been a director for SXC since August, 2007. Mr. Masso is currently the President and Chief Executive Officer of Consortium Health Plans, Inc., a national coalition of 19 Blue Cross Blue Shield plans that is focused on building market share of its members amongst major employers and benefits consultants. Prior to Consortium, Mr. Masso was President of StrongCastle LLC, an implementation of strategic business plans for corporate clients from 2000 to 2003. Mr. Masso was also previously President of Litho Group, Inc., and Executive Vice President of Integrated Health Services, Inc from 1994 to 2000. Mr. Masso spent four years as Senior Vice President of the Health Insurance Association of America, where he planned and implemented a transformation of indemnity insurers into managed care networks. As Senior Vice President of Aetna Health Plans, Mr. Masso was responsible for East Coast operations for all HMOs and POS health plans.

Jeffrey Park.  Mr. Park, 36, has served as SXC’s Chief Financial Officer since March, 2006. Prior to his appointment, Mr. Park was a member of SXC’s board of directors and was Senior Vice President of Covington Capital Corporation, a private equity venture capital firm. Mr. Park, a Chartered Accountant, joined Covington in 1998. Prior to Covington, Mr. Park worked for IBM in several areas of their Global Services Organization.

John Romza.  Mr. Romza, 52, has served as SXC’s Executive Vice President of Product Development and Chief Technology Officer since June 2007. Mr. Romza is responsible for the software development,

technical infrastructure, and operation activities of SXC’s processing centers. Mr. Romza has over 25 years of overall software development experience and 20 years of experience in developing software products for the pharmacy industry. Mr. Romza joined SXC as a result of its acquisition of ComCoTec in 2001, where he was Vice President, Research and Development.

Mike Bennof.  Mr. Bennof, 44, has served as SXC’s Executive Vice President of Healthcare Technology since June, 2007. Mr. Bennof is responsible for executive management and growth of SXC’s systems integration and consulting business areas. He is responsible for operations of major accounts including government programs such as Medicare, Medicaid and provincial drug plans in Canada. Mr. Bennof has 18 years in the software and high-technology industries including prior positions with Computer Data Systems Inc. and Decision Systems Technologies, Inc. Mr. Bennof joined SXC in March, 1999.

Michael Meyer.  Mr. Meyer, 52, has served as SXC’s Senior Vice President of Sales & Marketing since May, 2004. Mr. Meyer is responsible for directing the sales and marketing activities for SXC’s entire portfolio of products and services. Mr. Meyer has over 20 years of experience in the pharmacy benefit management industry. Before joining SXC, he was the Vice President of Managed Care Sales for CaremarkRx. Prior to his tenure at CaremarkRx, Mr. Meyer served in executive sales roles at Premier Purchasing Partners LP, PCS Health Systems, Inc. and Allscripts, LLC, where he was responsible for various sales and sales management components.

B. Greg Buscetto.  46, has served as SXC’s Senior Vice President and General Manager of informedRx since November, 2007. Mr. Buscetto is responsible for the day-to-day operations and expansion of SXC’s PBM business. Greg has more than twenty years of PBM and technology industry experience and joined SXC from ProCareRx where he was Executive Vice President and Chief Operating Officer. Greg helped lead ProCareRx’s transition from a claims processor to a full service PBM. He held management responsibility for 125 employees and was a key driver of ProCareRx’s revenue growth and increase in its number of lives under management. Prior to ProCareRx, Mr. Buscetto was Vice President of Sales and Marketing, Domestic and International, at Magnitude Information Systems, Inc. At Magnitude he developed and implemented a multi-channel marketing plan and amongst other achievements, held oversight responsibilities for product development, branding and contract negotiations.

None of SXC’s designees is a director of, or holds any position with, NMHC. SXC has advised NMHC that, to its knowledge, except as disclosed in the Prospectus, none of its designees beneficially owns any securities (or rights to acquire any securities) of NMHC or has been involved in any transactions with NMHC or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. SXC has advised NMHC that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employee of NMHC.

It is expected that SXC’s designees may assume office at any time following the Appointment Time and that, upon assuming office, SXC’s designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or a sufficient number of current directors will resign such that, immediately following such action, the number of vacancies to be filled by SXC’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of NMHC will resign.

None of SXC’s designees is involved in a material legal proceeding where any such designee is a party adverse to NMHC or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING NMHC

The authorized capital stock of NMHC consists of 50,000,000 shares, consisting of 35,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.10 per share, 6,956,522 shares of which have been designated as shares of 7% series A redeemable convertible preferred stock (“NMHC Convertible Preferred Stock”). The shares of NMHC Common Stock and the NMHC Convertible Preferred Stock are the only outstanding securities entitled to vote at a meeting of the stockholders of NMHC. For matters that may properly come before a meeting of stockholders of NMHC, subject to certain exceptions as set forth in NMHC’s certificate of incorporation (as amended), the holders of the NMHC Common Stock have one vote for each share held and the holders of the NMHC Convertible Preferred Stock have a vote for each share held equal to 83.64% of the number of whole shares of NMHC Common Stock into which all of such holder’s shares of NMHC Convertible Preferred Stock are convertible. As of March 14, 2008, there were 5,863,713 shares of NMHC Common Stock outstanding and 6,956,522 shares of NMHC Convertible Preferred Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS OF NMHC

National Association of Securities Dealers, Inc. (“NASD”) rules require most companies whose stock is quoted on the Nasdaq Stock Exchange to have a board of directors composed of a majority of independent directors, as determined and defined under NASD Rule 4350(c), and to comply with certain other requirements for committees and independent directors. Companies that are controlled by a single stockholder or a group of stockholders acting together are eligible to utilize an exemption from certain of the requirements under NASD Rule 4350(c)(5), including the requirement that a majority of directors be independent. We are a “controlled company,” as defined in Nasdaq’s rules, because New Mountain Partners, L.P. and its affiliate (collectively, “New Mountain Partners”) beneficially own more than 50% of our stock and, as the holders of all of our outstanding series A redeemable convertible preferred stock, are entitled to elect 60% of the members of our Board of Directors. Accordingly, we have availed ourselves of the exemption from the rule requiring a majority of the directors to be independent.

Our Board of Directors currently consists of nine members. As described above, New Mountain Partners is entitled to elect at least 60% of the members of our Board of Directors. Our common stockholders are entitled to elect the remaining members of our Board of Directors.

The following text presents certain information concerning our directors:

Directors

Thomas W. Erickson.  Mr. Erickson, 57, has served as a director and our Chairman of the Board of Directors since February 23, 2007 and as our interim President and Chief Executive Officer since May 2007. Mr. Erickson has been a consultant to New Mountain Capital, L.L.C. (“New Mountain Capital”), since January 2007. New Mountain Capital serves as the investment manager to New Mountain Partners. In addition, Mr. Erickson serves as a member of our Executive Committee. Mr. Erickson also currently serves as Chairman of the board of directors of PATHCare, Inc., an operator of long term care facilities, a position he has held since March 2006. From June 2004 until June 2006, Mr. Erickson served as Chairman of the board of directors of Trans Healthcare, Inc., an operator of long term care facilities. From December 2002 until August 2005, Mr. Erickson served as Chairman of the board of directors, and, from February 2003 until August 2005, as Interim President and Chief Executive Officer of LifeCare Holdings, Inc., the parent company of long term acute care hospitals. From September 2002 until May 2004, Mr. Erickson served as interim President and Chief Executive Officer of Luminex Corporation, a publicly traded biological testing technologies company. Mr. Erickson is currently a member of Luminex’s board of directors and serves as Chairman of its Executive Committee, a position he has held since May 2004. From July 2000 until March 2004, Mr. Erickson served as a member of the board of directors of Omega Healthcare Investors, Inc., a publicly traded healthcare real estate investment trust. From October 2000 until June 2001, Mr. Erickson was interim President and Chief Executive Officer of Omega Healthcare Investors and from June 2001 until January 2002 served as a management consultant to Omega Healthcare Investors.

Michael B. Ajouz.  Mr. Ajouz, 34, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Ajouz also serves as a member of our Executive Committee. Mr. Ajouz, currently a Managing Director of New Mountain Capital, joined New Mountain Capital as a Principal in September 2000. From July 1998 until September 2000, Mr. Ajouz was an executive in the New York office of Kohlberg Kravis Roberts & Co., where he worked on transactions in a variety of industries. From August 1996 until July 1998, Mr. Ajouz was an investment banking professional in the Mergers and Acquisitions

Department of Goldman, Sachs & Co., where he evaluated and executed numerous strategic transactions. From August 1995 until May 1996, he was a professional at the economic consulting firm Cornerstone Research. Mr. Ajouz serves on the board of directors of Apptis Holdings, Inc., Deltek Systems, Inc., Inmar, Inc. and Connextions, Inc.

Gerald Angowitz.  Mr. Angowitz, 58, has served as a director for us since June 26, 1998. Mr. Angowitz presently works as a management consultant through the Angowitz Company, which provides consulting services. Mr. Angowitz had served as Senior Vice President of Human Resources and Administration for RJR Nabisco, Inc. (“RJR”), a consumer products manufacturer, from March 1995 until December 1999. Mr. Angowitz previously served as Vice President of Human Resources for RJR from February 1994 until March 1995 and Vice President of Employee Benefits at RJR from January 1992 until February 1994. Mr. Angowitz also serves as the Chairman of our Compensation Committee and a member of our Audit Committee and Nominating and Corporate Governance Committee.

G. Harry Durity.  Mr. Durity, 61, has served as a director for us since March 19, 2004 and served as our Chairman of the Board of Directors from June 14, 2004 until February 23, 2007. He is appointed by New Mountain Partners. Mr. Durity also serves as a member of our Executive Committee. Mr. Durity has been a Senior Advisor to New Mountain Capital since May 2005 and currently serves as Chairman of our Executive Committee. Previously, Mr. Durity was a Corporate Vice President of Worldwide Business Development for Automatic Data Processing, Inc., or ADP, which he joined in August 1994. Mr. Durity headed ADP’s mergers and acquisitions group and was a member of ADP’s Executive Committee. From February 1993 until August 1994, Mr. Durity worked for Revlon Consumer Products Company as a Senior Vice President of Corporate Development and also served on Revlon’s Executive Committee. From January 1990 until January 1993, Mr. Durity was President of the Highlands Group, a boutique merger and acquisition advisory firm. From October 1980 until December 1989, Mr. Durity served as a Vice President of Corporate Development for RJRNabisco.

Michael T. Flaherman.  Mr. Flaherman, 42, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Flaherman currently is a Managing Director of New Mountain Capital, joined New Mountain Capital as a Senior Advisor in January 2003 and became a Managing Director in January 2004. From January 1995 until January 2003, Mr. Flaherman served as a member of the Board of Administration of the California Public Employees’ Retirement System, or CalPERS, the largest pension system in the United States. From March 2000 until January 2003, Mr. Flaherman served as Chairman of the Investment Committee of the CalPERS’ Board. From August 1993 until March 2000, Mr. Flaherman worked as an economist for the San Francisco Bay Area Rapid Transit District.

Robert R. Grusky.  Mr. Grusky, 50, has served as a director for us since March 19, 2004. He is appointed by New Mountain Partners. Mr. Grusky has served as the Managing Member of Hope Capital Management, LLC, the investment manager of Hope Capital Partners, L.P., an investment partnership, since its inception in 2000. Mr. Grusky was a co-founder of New Mountain Capital and served as a Principal and Managing Director from January 2000 until December 2004. In January 2005, he became a Senior Advisor to New Mountain Capital. From April 1997 until December 1999, Mr. Grusky served in a number of roles at RSL Management, including President of RSL Investments Corporation. From July 1985 until April 1997, with the exception of 1990 and 1991 when he was on a leave of absence to serve as a White House Fellow and Assistant for Special Projects to the Secretary of Defense, Mr. Grusky worked at Goldman, Sachs & Co., first in its Mergers & Acquisitions Department and then in its Principal Investment Area. Mr. Grusky is also a member of the board of directors of AutoNation, Inc. and Strayer Education, Inc.

Daniel B. Hébert.  Mr. Hébert, 52, has served as a director for us since December 7, 2005 and is a member of our Audit Committee. Mr. Hébert has served as a Managing Director and Partner of Tri-Artisan Partners, a privately-held merchant bank, since March 2005. Prior to joining Tri-Artisan Partners, he spent approximately five years as head of Merger & Acquisitions at Rabobank International, a large Dutch bank specializing in the food and beverage industry. From September 1991 through March 1999, Mr. Hébert was a Managing Director in the corporate finance department of BT Alex Brown. Prior to joining BT Alex Brown, Mr. Hébert formed Dakota Capital in February 1991 to acquire a leading Canadian wine distributor and from

1985 until 1991, he worked as a Director in the corporate finance department of Salomon Brothers. Mr. Hébert serves on the board of directors of Prosys Tech Corporation, Groupe Smithfield, S.L., Jersey Dairy Products, Inc., and sits on the Executive Committee of Continuum Health Partners, a nonprofit hospital system in New York City.

Steven B. Klinsky.  Mr. Klinsky, 51, served as our Chairman of the Board of Directors from March 19, 2004 until June 14, 2004 and currently serves as a director for us. He is appointed by New Mountain Partners. Mr. Klinsky is the Founder and has been the Managing Member and Chief Executive Officer of New Mountain Capital since January 2000. From 1986 until June 1999, Mr. Klinsky was a General Partner of Forstmann Little & Co., a private equity firm. He was formerly a director of Strayer Education, Inc., where he served as non-executive Chairman from March 2001 until February 2003. Mr. Klinsky also serves on the board of directors of Overland Solutions, Inc., Apptis Holdings, Inc., MailSouth Inc., Deltek Systems Inc., Connextions, Inc., Inmar, Inc. and Oakleaf Global Holdings, Inc. In addition, Mr. Klinsky serves as the Chairman of our Nominating and Corporate Governance Committee and a member of our Compensation Committee.

Paul J. Konigsberg.  Mr. Konigsberg, 71, has served as a director for us since November 2000. Mr. Konigsberg is a certified public accountant and has been a senior partner in the accounting firm of Konigsberg Wolf & Co., P.C. since 1970. Mr. Konigsberg also serves as the Chairman of our Audit Committee and a member of our Compensation Committee and Nominating and Corporate Governance Committee. He is also on the board of directors, and serves as Chairman of the Audit Committee of, Gramercy Capital Corporation.

Executive Officers

Our executive officers, their ages and positions are:

Name	Age	Office and Position Held

Thomas W. Erickson	57	Chairman of the Board, Interim Chief Executive Officer and President
Stuart Diamond	47	Chief Financial Officer
Mark Adkison	45	Chief Specialty Officer
Martin Magill	47	Chief Marketing Officer
George McGinn	52	General Counsel

Thomas W. Erickson.  Mr. Erickson, 57, has served as our President and Chief Executive Officer on an interim basis since May 2007. Information about Mr. Erickson’s tenure with us and his business experience is presented above under “Directors.”

Stuart Diamond.  Mr. Diamond, 47, has served as our Chief Financial Officer since January 2006. He served as worldwide Chief Financial Officer for Ogilvy Healthworld (formerly Healthworld Corporation), a division of Ogilvy & Mather, a division of WPP Group Plc, a London Stock Exchange-listed company, from January 2005 until January 2006, and he served as Chief Financial Officer of Healthworld Communications Group, a division of WPP Group Plc, from August 2003 until January 2005. He served as Chief Financial Officer of the Americas Region of the Bates Group and of Healthworld Corporation, divisions of Cordiant Communications, a London Stock Exchange-listed company, from October 2002 until August 2003. He served as Chief Financial Officer of Healthworld Corporation, a division of Cordiant Communications Group plc from March 2000 until October 2002. He served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Healthworld Corporation, a publicly-owned pharmaceutical advertising agency, from August 1997 until March 2000. Mr. Diamond was the Vice President-Controller of the Licensing Division of Calvin Klein, Inc., an apparel company, from April 1996 until August 1997. Mr. Diamond served as Chief Financial Officer of Medicis Pharmaceutical, Inc., a publicly traded pharmaceutical company, from 1990 until 1995. Mr. Diamond has been a director of Medicis Pharmaceutical, a publicly-traded pharmaceutical company, since November 2002.

Mark Adkison.  Mr. Adkison, 45, has served as our Chief Specialty Officer since November 2005 and prior to that as our President of Specialty Pharmacy from October 2003 until November 2005. From December

2002 until September 2003, Mr. Adkison was the General Manager for Option Care. Mr. Adkison served as the Vice President/General Manager for MIM Corporation where he managed the Mail Service and Specialty Pharmacy Operation from January 2001 until March 2002.

Martin Magill.  Mr. Magill, 47, joined us in April of 2006 as our Senior Vice President of Sales and was named Chief Marketing Officer in May 2007. Prior to joining NMHC, he served as Senior Vice President, Sales and Marketing at Catalyst Rx — a HealthExtras Company from March 2004 until March 2006. From 1996 until 2004, Mr. Magill was Vice President of Sales at Merck & Co., Inc. where he was responsible for management of sales.

George McGinn.  Mr. McGinn, 52, joined us in May of 2007 as our General Counsel. Prior to joining us, Mr. McGinn was an Executive Vice President and General Counsel at Surgis, Inc., a private company managing ambulatory surgery centers, until 2006 when Surgis, Inc. was acquired by United Surgical Partners Inc. Prior to joining Surgis in 2002, Mr. McGinn was a Partner at Bass, Berry & Sims, PLC, a Nashville-based law firm, where he specialized in corporate finance transactions and regulatory matters in the healthcare industry. Previously, he was Executive Vice President and General Counsel at Physician Reliance Network, Inc., a publicly-traded company that developed and managed cancer centers, imaging centers and physician networks. It was acquired in 1999 and is now known as U.S. Oncology.

Familial Relationships

There are no familial relationships among any of our executive officers or directors.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Meetings and Committees of Our Board of Directors

Our Board of Directors held seven meetings during the fiscal year ended June 30, 2007 and at least a majority of our directors attended each meeting. Our Board of Directors also acted four times during the last fiscal year by unanimous written consent in lieu of a meeting.

Our Board of Directors has a standing Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and an Executive Committee. The responsibilities of the Audit Committee, Nominating and Corporate Governance Committee and the Executive Committee are summarized below. The responsibilities of the Compensation Committee are summarized beginning on page A-15. In addition, on March 24, 2004, our Board of Directors approved the creation of two series A redeemable preferred stock dividend committees and on October 28, 2005 our Board of Directors approved a change in the name and responsibilities of the nominating committee to the Nominating and Corporate Governance Committee. We are a controlled company under NASD Rule 4350(c)(5) and are exempt from NASD Rule 4350(c)(4) relating to independent director oversight of director nominations because New Mountain Partners owns more than 50% of the voting power of our stock.

Each of our directors attended at least 75% of the meetings of our Board of Directors or committee meetings thereof during the fiscal year ended June 30, 2007. Our policy is that all directors are invited and encouraged to attend our annual meeting of stockholders. At our 2007 annual meeting held on April 17, 2007, none of our current directors attended the annual meeting in person.

Communications by Stockholders and Others with the Board of Directors

We have a formal process for stockholders to send communications to our Board of Directors. Stockholders and other parties interested in communicating directly with the Board of Directors or with non-employee directors as a group may do so by sending written communications addressed to the Corporate Secretary of National Medical Health Card Systems, Inc., Attention: Board of Directors, 26 Harbor Park Drive, Port Washington, NY 11050. Our corporate secretary will review the communications and report them to the Board of Directors or the individual directors to whom they are addressed, unless they are deemed frivolous, inappropriate, solicitations of services or solicitations of our funds, or otherwise inappropriate for the Board of

Directors’ consideration. Examples include spam, junk mail and mass mailings, product inquiries and complaints, resumes and other forms of job inquiries, and business solicitations. In such cases, that correspondence may be forwarded elsewhere within NMHC for review and possible response. Communications that are unduly hostile, threatening, illegal or similarly unsuitable likewise will not be forwarded to the Board of Directors or any member thereof, although such communications will be made available to any director or the full Board of Directors upon request.

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of our compliance with applicable laws and regulations, which includes oversight of the quality and integrity of our financial reporting, internal controls and audit functions, and is directly and solely responsible for the appointment, retention, compensation and monitoring of the performance of our independent registered public accounting firm, including the services and scope of their audit. The Audit Committee is currently composed of Paul J. Konigsberg (chairman of the committee), Gerald Angowitz and Daniel Hébert. The Board of Directors has determined that Messrs. Konigsberg, Angowitz and Hébert are independent directors, and that each of them will be independent for the purposes of the Nasdaq’s amended governance listing standards (specifically, Rule 4200(a)(15) of the listing standards of the NASD (the “Listing Standards”)), and the requirements of the SEC and the Nasdaq.

In addition, as required by the rules of the SEC and the Nasdaq, our Board of Directors has determined that Mr. Konigsberg, the chairman of the Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Stockholders should understand that this designation is an SEC disclosure requirement relating to Mr. Konigsberg’s experience and understanding of certain accounting and auditing matters, which the SEC has stated does not impose on the director so designated any additional duty, obligation or liability than otherwise is imposed generally by virtue of serving on the Audit Committee and/or the Board of Directors. The Audit Committee met on 18 occasions during the fiscal year ended June 30, 2007.

Nominating and Corporate Governance Committee

On October 18, 2005, our Board of Directors renamed and broadened the role of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently composed of Steven B. Klinsky (chairman of the committee), Gerald Angowitz and Paul J. Konigsberg. The Nominating and Corporate Governance Committee did not hold any meetings during the fiscal year ended June 30, 2007.

The Nominating and Corporate Governance Committee is responsible for the identification and selection of the non-employee independent director nominees to stand for election as directors at any meeting of stockholders and to fill any such independent director vacancy, however created, in the Board of Directors.

The Nominating and Corporate Governance Committee will consider candidates for nomination as a director recommended by stockholders, current directors, officers, third-party search firms and other sources. The Nominating and Corporate Governance Committee considers stockholder recommendations for candidates in the same manner as those received from others. In order for the Nominating and Corporate Governance Committee to consider a stockholder nominee, the stockholder must submit nominee information to the Nominating and Corporate Governance Committee in accordance with the procedures for submitting stockholder proposals in our bylaws described below.

In evaluating candidates, the Nominating and Corporate Governance Committee shall consider that the objective of the Board of Directors is to maintain a balance of business experience and interpersonal skills, thereby maximizing the effectiveness of the Board of Directors and each of its committees. The Nominating and Corporate Governance Committee shall review and assess outside director remuneration for sufficiency to attract and retain members of the Board of Directors of a quality needed for the successful accomplishment of the goals of the Board of Directors and recommend changes, if any, in the composition of the Board of Directors.

Although the Board of Directors received no stockholder nominations in the fiscal year ended June 30, 2007, the Board of Directors will consider director candidates recommended by stockholders if properly submitted in accordance with the applicable procedures set forth in our bylaws.

In addition, the Nominating and Corporate Governance Committee will develop and recommend to the Board of Directors a set of corporate governance principles applicable to us, adopt appropriate processes to ensure management succession and development plans for our principal officers, and otherwise take a leadership role in shaping our corporate governance.

Executive Committee

On February 28, 2007, our Board of Directors formed an Executive Committee. The Executive Committee is currently composed of G. Harry Durity (chairman of the committee), Thomas W. Erickson and Michael B. Ajouz. The Executive Committee did not hold any meetings during the fiscal year ended June 30, 2007. The Executive Committee’s purpose is to advise and aid our officers in all matters concerning our interests and the management of our business, and is intended to speed operational decision making between Board meetings. The Executive Committee has the power to act in the name of our full Board of Directors and transact our business during the period between the meetings of our Board of Directors, but only with respect to business, actions or responsibilities specifically delegated to the Executive Committee by written resolution of our Board of Directors. In the absence of such specific delegation, the Executive Committee does not have the power to act in the name of our full Board of Directors. The power of the Executive Committee is also subject to the limitations imposed by our bylaws and by statute.

Committee Charters

Each committee of the Board of Directors operates in accordance with a written charter. The charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee can be found on our website at www.nmhc.com, by clicking on “Investors”, then “Corporate Governance”. The charter for our Executive Committee was included as Appendix B to NMHC’s 2007 proxy statement.

Director Independence

The Board of Directors has determined that Messrs. Angowitz, Konigsberg and Hébert are independent directors, and that each of them will be independent for the purposes of Nasdaq’s governance listing standards. The remaining members of the Board of Directors do not satisfy the SEC and the Nasdaq “independence” definitions and therefore our Board does not have a majority of independent directors. This is permissible under applicable Nasdaq listing standards because New Mountain Partners owns more than 50% of the voting power of our stock. As a “controlled company” within the meaning of relevant Nasdaq listing standards (Rule 4350(c)), we are not required to comply with certain provisions that would require us to have a majority of independent directors serving on our Board of Directors, or our standing Nominating and Corporate Governance and Compensation Committees, all of whose members must be “independent” under Nasdaq standards. In creating this exception, the Nasdaq has recognized that majority shareholders, including parent companies, have the right to select directors and control certain key decisions, such as executive officer compensation, by virtue of their stock ownership rights. To summarize, because we are a controlled company, we are exempt from certain of the requirements of the Nasdaq listing standards, including those relating to having:

(1) a majority of independent directors on the board of directors; as noted, the Board of Directors has determined that only three of the nine directors will be “independent” under applicable Nasdaq and SEC requirements because the remaining directors are either our executive officers or are affiliated with our controlling stockholder, New Mountain Partners, L.P.;

(2) a standing nominating and corporate governance committee composed entirely of “independent” directors; and

(3) a standing compensation committee composed entirely of “independent” directors as defined by the Nasdaq listing standards. Our Compensation Committee, which makes decisions on annual salary, cash bonus and option awards to our executive officers, has a member that is not independent.

Indebtedness of Management

For the fiscal year ended June 30, 2007, our officers, directors and affiliates had no indebtedness to us.

Related Party Transactions

It is our policy to have the Audit Committee review and approve all related party transactions. For the fiscal year ended June 30, 2007, we had the following two related party transactions, which were both reviewed and approved by our Audit Committee:

Consulting Agreement with James Bigl

NMHC received certain services from a former Chairman of the Board, James Bigl, pursuant to a consulting agreement signed at the end of his employment with NMHC. James Bigl resigned as chairman of the Board on March 13, 2006 but the consulting agreement continued until August 31, 2006. During the fiscal years ended June 30, 2007, 2006 and 2005, approximately $21,000, $125,000 and $125,000 were paid under this agreement, respectively. During the fiscal year ended June 30, 2007, NMHC also paid approximately $5,000 of legal fees on behalf of James Bigl.

Real Estate

We rented two houses from Living In Style, LLC, an entity owned partially by Tery Baskin, a former executive officer, and James Bigl, a former Chairman and Chief Executive Officer, which were used for out-of-town employees when they were visiting our Port Washington, New York headquarters. Pursuant to leases dated May 1, 2002, which expired April 30, 2007, we paid an aggregate of $128,000 in rent for these two facilities during the fiscal year ended June 30, 2007. Upon their expiration, we did not renew the leases for these two houses. We believe these transactions described were negotiated on terms as favorable in the aggregate as could have been obtained from unrelated third parties.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee’s current members are Gerald Angowitz, Paul J. Konigsberg and Steven B. Klinsky. None of the members of the Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. No other interlocking relationships exist between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company. None of our executive officers serve on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than ten percent of any of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Based upon a review of the filings with the SEC, we believe that the reporting requirements of Section 16 applicable to executive officers and directors, and persons who beneficially own more than ten percent of any of our equity securities during the fiscal year ended June 30, 2007 were complied with on a timely basis except for a late Form 3 filing and a late Form 4 filing for Mark Adkison resulting from administrative errors.

Code of Business Conduct and Ethics

As of October 15, 2004, we adopted a Code of Business Conduct and Ethics (the “Code”) which amended and restated our prior Code of Ethics. The Code promotes the legal and ethical conduct of our business. The Chief Executive Officer, Chief Financial Officer, and other senior officers are required to abide by the Code, which provides the foundation for compliance with all corporate policies and procedures, and best business practices. The policies and procedures address a wide array of professional conduct, including the establishment of sound employment policies, methods for avoiding and resolving conflicts of interest, safeguarding intellectual property, protecting confidential information, and a strict adherence to all laws and regulations applicable to the conduct of our business. We have satisfied our obligations, imposed under the Sarbanes-Oxley Act of 2002, to disclose promptly on our website amendments to, or waivers from, the Code, if any. A copy of our Code is available on our website, www.nmhc.com, by clicking on “Investors”, then “Corporate Governance”.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Report by reference therein.

The Audit Committee of our Board of Directors is comprised of all independent directors and acts under a written charter approved and adopted by our Board of Directors and is reviewed and reassessed annually by the Audit Committee. The members of the committee are Messrs. Konigsberg, Angowitz and Hébert, each of whom is independent, as determined under Rule 4200(a)(15) of Nasdaq’s listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended. The Audit Committee held 18 meetings during the fiscal year ended June 30, 2007.

Management has primary responsibility for our internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the U.S., and to issue a report thereon. The Audit Committee oversees our financial reporting process on behalf of our Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. The Audit Committee has reviewed and discussed the consolidated financial statements set forth in our Form 10-K for the fiscal year ended June 30, 2007, with management and the independent auditors. The Audit Committee also discussed with Ernst & Young LLP, our registered public accounting firm (who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles), the matters required to be discussed by the Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended. In addition, the Audit Committee also received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with the independent auditors their independence.

In reliance on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors, and our Board of Directors has approved, the inclusion of the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the SEC.

This report was approved by the current members of the Audit Committee on March 25, 2008.

The Audit Committee

Paul J. Konigsberg, Chairman
Gerald Angowitz
Daniel Hébert

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Process and Role of the Compensation Committee.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) is responsible for reviewing the performance and establishing the compensation of NMHC’s executive officers, including the named executive officers (which term refers to the individuals identified in the Summary Compensation Table beginning on page A-25). The Compensation Committee administers the 1999 Stock Option Plan, as amended, and the Amended and Restated 2000 Restricted Stock Plan under which options, restricted shares, restricted share units and other awards may be made to key employees and directors. The Compensation Committee’s charter is available on NMHC’s web site, www.nmhc.com, by clicking on “Investors,” then “Corporate Governance”. The Compensation Committee is composed of Gerald Angowitz (Chairman), Paul J. Konigsberg and Steven B. Klinsky. In fiscal 2007, the Compensation Committee met five times.

Goals of NMHC’s Compensation Policies.

A fundamental objective of the Compensation Committee’s executive compensation policies is to ensure that executives are provided incentives and compensated in ways that advance long-term stockholder value. The compensation policies of NMHC further this objective by combining a base salary with a combination of short-term and long-term incentives designed to recognize outstanding contributions and provide incentives for the executives to perform at or above established goals. In part due to extensive recent management changes, the Compensation Committee has also focused on ensuring that NMHC is able to attract and retain executive management talent in a competitive recruiting environment. The Compensation Committee attempts to maintain an effective balance between cash and equity awards to increase executive loyalty, align the executives’ interests with those of the stockholders, and create incentives for the executives to optimize their contributions to NMHC.

Role of Executive Officers in Compensation Decisions.

The Compensation Committee makes all final compensation decisions with respect to NMHC’s executive officers, including the named executive officers. The Chief Executive Officer is reviewed annually by the Compensation Committee, and this review is discussed in detail with the Chief Executive Officer at a Compensation Committee meeting. The Chief Executive Officer is responsible for reviewing the performance of the other executive officers and has conversations with the Compensation Committee and its chairman regarding such reviews and suggested cash incentive awards, equity awards, and base salary changes.

The Chief Executive Officer generally attends Compensation Committee meetings. The Compensation Committee also solicits the views of other Board members with particular insight into relevant matters, who may, upon request, attend committee meetings in an observer capacity.

Establishing Compensation for Executive Officers.

In furtherance of its objectives, the Compensation Committee has designed a compensation program consisting of three components: (i) base salary, (ii) an annual performance-based cash incentive award and (iii) equity awards. Previously, the Compensation Committee directly engaged Watson Wyatt, a human resources consulting firm, to analyze NMHC’s executive compensation programs. Watson Wyatt last reviewed NMHC’s executive compensation programs in August 2005 and provided a detailed analysis to the Compensation Committee. This analysis included benchmarking of salary, total cash and total direct compensation for NMHC’s executive officers. The analysis also included a review of the then current long-term incentive award program and the award mix granted thereunder. The benchmarking entailed a review of eight companies with similar types of businesses and similar revenues when there was available proxy data for an equivalent position in these companies. The benchmarking also involved a review of the Watson Wyatt Data Services survey for companies in the healthcare and business services industries with gross revenue of approximately $450 million. When benchmarking data was not available for a position because of the unique aspects of the position, internal value was weighed along with internal peer group compensation. No compensation consultant was retained to review fiscal 2007 compensation. Nonetheless, NMHC continued to use substantially the same methodology to review executive compensation. The analysis was done by NMHC’s human resources department. The initial eight comparison companies used by Watson Wyatt were:

Accredo Health, Incorporated
Curative Health Services Co.
drugstore.com, inc.
HealthExtras, Inc.
LabOne, Inc. (acquired by Quest Diagnostics Incorporated)
BioScrip, Inc.
Nektar Therapeutics
Priority Healthcare Corporation

For fiscal 2007, the following five comparison companies were used:

drugstore.com, inc.
Nektar Therapeutics
The Trizetto Group, Inc.
HealthExtras, Inc.
Bioscrip, Inc.

In fiscal 2007, NMHC utilized a more recent version of the Watson Wyatt Data Services survey for companies in the healthcare and business services industries with gross revenue of approximately $450 million.

The Compensation Committee has attempted to maintain total compensation and each of the three individual elements of compensation at levels competitive with median (50th percentile) compensation levels. While we believe benchmarks are necessary to be competitive in our recruitment and retention efforts, the Compensation Committee will subjectively determine appropriate levels of compensation for executive officers based on various factors consistent with our compensation goals and philosophy.

In designing and implementing the performance-based cash incentive plan and the equity grants, the Compensation Committee also attempted to put a significant portion of each executive’s compensation at risk, with the degree of risk positively correlating with the level of the executive officer’s responsibility.

Components of Fiscal 2007 Compensation for Executive Officers.

For the fiscal year ended June 30, 2007 (“fiscal 2007”), there are seven named executive officers for NMHC, three of whom terminated service with NMHC during the fiscal year. The seven named executive officers are:

Name and Title	Hire/Promotion Date	Termination Date

Thomas Erickson Chairman/Interim President and Chief Executive Officer	February 23, 2007 (assumed interim President and CEO position May 21, 2007)	N/A
Stuart Diamond Chief Financial Officer	January 20, 2006	N/A
Martin Magill Senior Vice President, Sales	April 24, 2006 (promoted May 21, 2007)	N/A
James Smith Chief Executive Officer	August 30, 2004	May 21, 2007
Tery Baskin Chief Marketing Officer	July 20, 2000	May 21, 2007
Bill Masters Chief Information Officer	October 4, 2004	May 21, 2007
Mark Adkison Chief Specialty Officer	October 20, 2003	N/A

For fiscal 2007, the principal components of compensation for executive officers were:

1. Base Salary.  NMHC provides all employees with a base salary to compensate the employee for services provided during the year. Generally, base salary adjustments for the executive officers are made when warranted at a Compensation Committee meeting during the first quarter of the fiscal year. The Compensation Committee may also make base salary adjustments throughout the fiscal year as warranted, such as when an executive officer is promoted or takes on additional responsibilities. As discussed above, base salaries generally are targeted to be near the 50th percentile of the survey and proxy data, where applicable, to maintain a market competitive compensation structure. The Compensation Committee may also consider other factors in determining base salary, including an executive’s exceptional performance during the previous fiscal year and recent changes in responsibility. Base salaries for the newly hired named executive officers generally were based upon market competitive compensation and the compensation provided to the executive’s predecessor. The Compensation Committee set the following base salaries for the named executive officers:

	Base Salary
Name	FY 2007		FY 2006

Thomas Erickson	$250,000		N/A
Stuart Diamond	$300,000		$275,000
Martin Magill	$275,000	(1)	$275,000
James Smith	$375,000		$375,000
Tery Baskin	$230,000		$230,000
Mark Adkison	$220,000		$207,000

(1)	Martin Magill was promoted to Chief Marketing Officer from Senior Vice President of Sales on May 21, 2007. He did not receive a base salary increase in connection with this promotion.

2. Annual performance-based cash incentive compensation.  In order to align the executive officers’ interests with those of the stockholders, the Compensation Committee has determined that a significant amount of an executive’s compensation should be at-risk, incentive-based compensation. To this end, for fiscal year 2007, the Compensation Committee implemented an annual performance-based cash incentive compensation program. The current Chief Executive Officer did not participate in this annual performance-based cash incentive compensation program. The three components of an executive’s compensation under this program were: (i) achieving individual performance (30%); (ii) NMHC achieving a net income target (50%); and (iii) NMHC achieving a gross profit target (20%). For fiscal 2007, the following threshold, target and maximum levels were determined):

Measures	Weight	Threshold	Target	Maximum

Individual Performance	30%	0%	100%	150%
Net Income	50%	$9,957,000 (50% payout)	$12,447,000	$14,936,000 (150% payout)
Gross Profit	20%	$77,712,000 (50% payout)	$97,141,000	$116,569,000 (150% payout)

Award payouts were made as a percentage of base salary. The Compensation Committee determined the target percentage of base salary during the first fiscal quarter, largely based upon the benchmarking discussed above, as well as additional discretionary factors, including a desire to put more of an executive’s compensation at risk. After consideration of these factors, the Compensation Committee set the following target percentages of base salaries for the named executive officers for fiscal 2007:

Name	FY 2007 % of Base Salary

Thomas Erickson	N/A
Stuart Diamond	50%
Martin Magill	20%
James Smith	75%
Tery Baskin	50%
Mark Adkison	50%

Individual performance measures and the related performance outcome measures for each of the executive officers were initially drafted during annual review sessions between the Chief Executive Officer and the executive officer. Each executive officer had criteria that were specific to that executive officer and the decision to award incentive compensation based upon individual performance is a subjective matter left to the discretion of the Compensation Committee.

Net income and gross profit performance targets were determined by the Compensation Committee after consulting with NMHC’s executives regarding NMHC’s expected performance and operating goals for 2007. These targets were chosen as the financial measure components of the program because they were considered by the Compensation Committee as the best measures of NMHC’s financial performance and the creation of stockholder value. Net income and gross profit were determined in accordance with generally accepted accounting principles.

Award payments have been typically determined in the first fiscal quarter following the fiscal year-end (September 2007 for fiscal 2007) after the Compensation Committee reviews the Chief Executive Officer’s analysis of an executive officer’s performance with respect to individual performance measures and following the determination of net income and gross profit levels. Due to extensive recent management changes, the Compensation Committee did not determine awards for fiscal 2007 until November 13, 2007.

In fiscal 2007, NMHC did not achieve the threshold net income for bonuses to be paid based on that component. NMHC achieved the gross profit threshold level for named executive officers to receive a bonus based on that component. Following the end of the fiscal year, the Chief Executive Officer reported to the Compensation Committee regarding individual executive performance. Based on this report, an analysis of NMHC’s performance in fiscal 2007, and such other factors as the Compensation Committee deemed relevant in its discretion, the Compensation Committee approved payment of the following performance-based cash incentive compensation to the named executive officers:

		FY 2007 Bonus as % of
Name	FY 2007 Bonus	Base Salary

Thomas Erickson	N/A	N/A
Stuart Diamond	$60,000	20%
Martin Magill	$22,000	8%
James Smith	$0	0%
Tery Baskin	$0	0%
Mark Adkison	$44,120	20%

3. Equity Incentive Grants.  The Compensation Committee believes that equity awards encourage executive officers to focus on long-term NMHC performance and align the interests of executive officers with stockholders by increasing their ownership of NMHC. All equity awards are made pursuant to the provisions of incentive plans approved by NMHC’s stockholders. NMHC values stock options by calculating their binomial value at the date of grant and values restricted stock awards by calculating their aggregate market value at the date of grant. The Compensation Committee has in the recent past utilized a four-year, cliff-vesting period for restricted stock awards and a vesting schedule of one-quarter annually for stock options. Existing ownership is not a factor in award determination, because we do not want to discourage executive officers from holding significant amounts of NMHC Stock. Currently, NMHC does not have ownership guidelines for executive officers.

For fiscal 2005 and fiscal 2006, the Compensation Committee administered a long-term incentive award program (the “LTIA”). Target awards as a percentage of base salary were established during the first fiscal quarter and grants were made during the first fiscal quarter following the end of the fiscal year based upon the target awards, with the potential for the Compensation Committee to exercise downward discretion based upon an individual executive’s performance. Based upon the analysis done by Watson Wyatt and a consideration of the various attributes of different potential equity components of the LTIA, payments were made 50% in stock options and 30% in restricted stock. Some of the factors considered in making this determination were: the resiliency of restricted stock, the accounting treatment of options and restricted stock, and the greater leverage attained by executives with options. The Compensation Committee also considered other forms of awards, including performance shares and performance-vesting options, before deciding on the option and restricted stock mix. The remaining 20% of the award was intended to be used to match cash incentive award deferrals that could be rolled pre-tax into restricted stock under a Management Stock Purchase Plan, but this plan was never implemented and the remaining 20% was never granted in any form. Pursuant to the LTIA, during September of 2006, the following non-qualified stock options for the purchase of NMHC Common Stock and restricted shares of NMHC Common Stock were granted to our named executive officers:

	Shares Subject to Time-
	Based Vesting Option	Exercise	Number of Time-Based
Name	Grant	Price(1)	Vesting Restricted Shares

Stuart Diamond	21,560	$15.20	5,930
James Smith	43,110	$15.20	11,850
Tery Baskin	9,920	$15.20	2,730

(1)	The exercise price per share equals the fair market value of the NMHC Common Stock on the date of grant.

During the first quarter of fiscal 2007, the Compensation Committee established targets for the LTIA for fiscal 2007. The Compensation Committee later decided not to implement the LTIA and instead to grant discretionary equity awards following the end of the fiscal year, based upon the Compensation Committee’s assessment of an individual executive officer’s performance and NMHC’s performance as a whole. This decision was based on the Compensation Committee’s consideration of the value intended to be delivered by the LTIA and desire to create a vehicle for retention of the named executive officers. A portion of the awards were also intended to compensate the named executive officers for the fact that the Management Stock Purchase Plan was never implemented. These awards consisted entirely of restricted stock because the Compensation Committee believes that restricted stock awards reduce the dilutive impact of equity grants to management as compared to equity grants consisting of stock options. The following restricted shares of NMHC Common Stock were granted to our named executive officers:

Number of Time-Based
Name	Vesting Restricted Shares

Thomas Erickson	0
Stuart Diamond	46,000
Martin Magill	30,000
Mark Adkison	37,000

New Hire Option Grant to Chairman.  In the past, the Compensation Committee has also made one-time grants to executives following an executive’s hire, promotion, or as a reward for exceptional performance. On March 12, 2007, the Compensation Committee made a new-hire grant of an option to purchase 100,000 shares of NMHC Common Stock at an exercise price of $14.02 per share (the closing price of NMHC Common Stock on the date of the grant) to Mr. Erickson in connection with his appointment as NMHC’s Chairman of the Board of Directors. Mr. Erickson’s option grant vests and becomes exercisable, except as specifically provided for in the stock option agreement, upon the satisfaction of the following two conditions: (i) Mr. Erickson serves as a director of NMHC through at least February 23, 2008 (the “First Anniversary”), or Mr. Erickson resigns at the request of the Board of Directors, or is involuntarily terminated on or prior to the First Anniversary; and (ii) a change in control (as defined in the Mr. Erickson’s Chairman Agreement with NMHC, dated February 23, 2007 (the “Chairman Agreement”)) shall have occurred. The option immediately vests upon a change in control prior to the First Anniversary. This option expires on March 12, 2017. As discussed below in the section titled “Employment Agreement with Thomas W. Erickson, Chairman of the Board and Chief Executive Officer”, Mr. Erickson’s arrangement with NMHC and NMHC’s controlling stockholder is unique for several reasons.

Retirement Plans.  The only retirement plan that NMHC has established for its executive officers is NMHC’s 401(k) plan. NMHC’s executive officers generally participate on the same terms as all other eligible NMHC employees. NMHC matches 100% of the first 2.5% of eligible earnings contributed by employees, including NMHC’s executive officers.

Perquisites and Other Benefits.  The Compensation Committee believes that compensation should not take the form of perquisites and has traditionally not provided executives with benefits that are not integral and directly related to the executive’s duties. Due in part to his historical arrangement with Pharmacy Associates Inc., a company that was acquired by NMHC, Mr. Baskin received a car allowance, which will not continue during the term of Mr. Baskin’s severance arrangement. Mr. Smith’s employment arrangement with NMHC also included a car allowance, which will continue during the term of his severance arrangement.

Separation, Consulting, & General Release Agreements.  Three of the named executive officers departed NMHC during fiscal 2007. NMHC entered into departure and general release agreements with these executives (and additionally with respect to Mr. Masters, a consulting agreement) in order to clarify the parties’ obligations going forward. NMHC’s obligations under these new agreements were in lieu of the severance obligations owed to the executives under their existing employment agreements. Certain of the payments disclosed in the Summary Compensation Table below relate to the new agreements.

On May 21, 2007, NMHC announced that James F. Smith’s employment with NMHC as President and Chief Executive Officer had terminated, effective immediately. On August 17, 2007, NMHC and Mr. Smith entered into a Departure Agreement and General Release (the “Smith Departure Agreement”). Pursuant to the terms of the Smith Departure Agreement, NMHC agreed, subject to certain limitations, to pay Mr. Smith (from the termination date) his prior salary ($375,000 per year) for a period not to exceed two years in an amount not to exceed a total of $750,000, as well as payments of $600 per month in connection with Mr. Smith’s former car allowance. In addition, NMHC agreed to pay Mr. Smith’s COBRA premiums for his entire eligibility period but not past the end of the severance period. NMHC also agreed to pay Mr. Smith

$19,750 in lieu of any remaining benefits for health, dental and pharmaceutical coverage for the portion of the severance period for which benefits under COBRA are not available to Mr. Smith. Mr. Smith also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against NMHC and its affiliates, subject to certain limitations.

On May 21, 2007, NMHC announced that Tery Baskin’s employment with NMHC as Chief Marketing Officer/EVP of Business Development had terminated, effective immediately. On August 1, 2007, NMHC and Mr. Baskin entered into a Departure Agreement and General Release (the “Baskin Departure Agreement”). Pursuant to the terms of the Baskin Departure Agreement, NMHC agreed to pay Mr. Baskin $8,846.15 per bi-weekly pay period for a twelve month period, subject to certain limitations. NMHC will also pay Mr. Baskin a commission equal to three cents per net paid claim for the Arkansas State Employees account and the State of Arkansas Public School account, submitted during the period commencing on the 2007 renewal dates of each such account and ending on the third anniversary of the 2007 renewal dates, provided that Mr. Baskin provides any assistance reasonably requested by NMHC in connection with the renewal of such contracts. Such commission payments shall not exceed a total of $83,333 per calendar year, and shall be no greater than $250,000 in the aggregate. Mr. Baskin also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against NMHC and its affiliates, subject to certain limitations.

On May 21, 2007, NMHC announced that Bill Masters’ employment with NMHC as Chief Information Officer had terminated, effective immediately. On June 4, 2007, NMHC and Mr. Masters entered into a Consulting Agreement and Departure Agreement and General Release (the “Masters Departure Agreement”). Pursuant to the terms of the Masters Departure Agreement, after the termination of his employment as Chief Information Officer as of May 21, 2007, Mr. Masters continued to provide consulting services to NMHC through June 28, 2007, consisting of various duties as were reasonably requested by NMHC. During this time, NMHC continued to pay Mr. Masters his regular base salary in the amount of $8,750 per bi-weekly pay period. For purposes of NMHC’s 1999 Stock Option Plan and Amended and Restated 2000 Restricted Stock Grant Plan, Mr. Masters’ credited service continued until June 28, 2007. NMHC also agreed to pay Mr. Masters’ present salary for a period not to exceed one year, beginning on June 28, 2007, subject to certain limitations. Mr. Masters also agreed to completely release any and all past, present and future statutory, contract, tort and all other claims against NMHC and its affiliates, subject to certain limitations.

Employment Arrangement of Thomas W. Erickson, Chairman of the Board and Chief Executive Officer.

On May 21, 2007, the Board of Directors of NMHC appointed Thomas W. Erickson, the Chairman of the Board, to serve as the interim Chief Executive Officer and President. During his tenure as interim Chief Executive Officer, Mr. Erickson will continue to serve as Chairman of the Board and receive the compensation provided for under the Chairman Agreement.

As amended, the Chairman Agreement expires on February 22, 2009 and provides for a payment by NMHC of $250,000 for each year of service. Upon the request of Mr. Erickson at any time during the term of the Chairman Agreement, NMHC will provide or reimburse Mr. Erickson for health, life and disability insurance and other benefits having terms and benefits commensurate with those generally made available to NMHC’s most senior employees. Mr. Erickson received a new hire stock option grant to acquire 100,000 shares of NMHC Common Stock pursuant to NMHC’s 1999 Stock Option Plan (see “New Hire Option Grant to Chairman” on page A-20 for the details of the grant).

Since January 2007, Mr. Erickson has been providing consulting services to New Mountain Capital, through ECG Ventures, Inc. (“ECG”), of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson. New Mountain Capital is paying ECG $500,000 per year. New Mountain Capital is the investment manager of New Mountain Partners. As disclosed by NMHC in previous filings with the SEC, Mr. Erickson and New Mountain Capital were also expected to enter into a consulting agreement (the “New Mountain Agreement”) pursuant to which Mr. Erickson would provide, through ECG, strategic management services to New Mountain Capital with respect to its current and prospective investment activities, including with respect to NMHC. The New Mountain Agreement was never entered into and it is no longer anticipated that New Mountain Capital and Mr. Erickson will enter into such agreement.

Employment Agreement and Certain Payments to Named Executive Officers upon Termination of Employment.

Under the terms of various offer letters in effect with the executive officers during fiscal 2007, the executive officers were provided severance benefits in connection with termination of their employment without cause and for certain other reasons. The Compensation Committee determined in late fiscal 2007 that it was in the best interests of NMHC to begin negotiating new employment agreements with all of the executive officers, excluding Mr. Erickson. The Compensation Committee’s determination was based, in part, on the desire to have a consistent agreement with each of NMHC’s executive officers and, in part, on the desire to clarify the terms of each executive officer’s employment with NMHC. The basic terms of these employment agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer. The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements.

To enhance NMHC’s chance of retaining executive officers, the agreements offer severance compensation to executive officers whose employment is terminated pursuant to one of the following permitted termination events: (i) termination without cause; (ii) termination due to NMHC’s refusal to extend the one-year, automatically-renewing term of the agreement; (iii) termination due to incapacity; or (iv) termination due to death. If there is a change in control and an executive officer’s employment is terminated pursuant to one of the permitted termination events within two years of the change in control, then the executive officer is entitled to receive change in control compensation instead of severance compensation.

Severance compensation and change in control compensation ensure that executive officers, or their estates, will receive adequate consideration if they are terminated through no fault of their own. This assurance encourages executive officers to remain with NMHC and refrain from seeking employment elsewhere. Moreover, by providing change in control compensation, the new employment agreements allow executive officers to concentrate on making decisions in the best interests of NMHC’s stockholders and offer an incentive for executives to remain employed with NMHC for a certain amount of time following a change in control.

Severance compensation includes 100% of the executive officer’s highest base salary in effect during the six month period immediately prior to the executive officer’s date of termination, as well as certain health and dental benefits for the executive, the executive officer’s spouse, and the executive officer’s children. In the event of termination by reason of death, the executive officer’s estate shall be paid severance compensation minus the product of any payments under any life insurance policy multiplied by the percentage of premiums of such policy that were paid by NMHC. In the event of a termination due to incapacity, the executive officer’s estate shall be paid severance compensation minus the product of any payments for 12 months after the termination under any long-term disability policy multiplied by the percentage of premiums of such policy that were paid by NMHC.

Change in control compensation includes a payment of up to 150% of the executive officer’s highest base salary in effect during the period beginning six months immediately prior to the effective date of the change in control through the date of termination, as well as certain health and dental benefits for the executive, the executive’s spouse, and the executive officer’s children. The agreements also provide for payment to the executive officer of an amount necessary to reimburse the executive on an after-tax basis for any excise tax payable under Section 4999 of the Internal Revenue Code in connection with the change in control. This gross-up is provided to ensure that the agreements are market competitive and to allow executive officers to concentrate on making decisions in the best interests of NMHC’s stockholders. Executive officers entitled to change in control compensation are required to remain in the employment of NMHC for at least six months after the change in control as requested by NMHC. Following a change in control, if the executive officer terminates employment for any reason other than death, incapacity, a refusal by NMHC to extend the term of the agreement or a termination other than for cause, then the executive officer will be required to make certain payments to NMHC that are based on the amount of harm suffered by NMHC due to the executive officer’s termination.

Executive officers are not eligible to collect severance compensation in addition to change in control compensation. Moreover, severance compensation, or change in control compensation if applicable, is the exclusive remedy of an executive in connection with a termination without cause, due to NMHC’s refusal to extend the employment term, due to incapacity, or due to death.

To be eligible for any severance or change in control compensation, the executive officer must execute and deliver to NMHC a general release and a written resignation. Moreover, NMHC is entitled to discontinue any severance compensation if the executive officer breaches certain restrictive covenants, including those related to non-competition, non-solicitation, confidentiality and preservation.

Tax and Accounting Implications.

Deductibility of Executive Compensation.  Part of the Compensation Committee’s role is to review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that NMHC may not deduct compensation of more than $1,000,000 that is paid to certain individuals. To date the Compensation Committee has not considered Section 162(m) when making compensation decisions because of the current and historical levels of compensation. The compensation paid to our executive officers in fiscal 2007 did not exceed the limit for deductibility.

Accounting for Stock-Based Compensation.  Beginning on July 1, 2005, NMHC began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

Compensation Decisions for Fiscal 2008.

In October 2007, the Compensation Committee established base salaries for the year ending June 30, 2008 (“fiscal 2008”) for the named executive officers that remain with NMHC. The Compensation Committee set the following base salaries for the named executive officers:

	Base Salary
Name	FY 2008	FY 2007

Thomas Erickson	$250,000	$250,000
Stuart Diamond	$300,000	$300,000
Martin Magill	$275,000	$275,000
Mark Adkison	$220,000	$220,000

The new employment agreements set target bonuses for each of the executive officers at 50% of the executive’s base salary with the actual amount of any such bonus determined in the sole discretion of the Compensation Committee.

The Compensation Committee also determined that it would continue to award equity grants on an entirely discretionary basis as discussed above. As described above, NMHC granted restricted shares of NMHC Common Stock to certain of our named executive officers in connection with entering into their employment agreements and in lieu of grants under the previous LTIA upon approval of the Compensation Committee.

Compensation Committee Report

The following report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other NMHC filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent NMHC specifically incorporates this report by reference therein.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in NMHC’s Information Statement.

Respectfully submitted,

Gerald Angowitz (Chairman)
Paul J. Konigsberg
Steven B. Klinsky

Summary Compensation Table

The following table summarizes the compensation paid to NMHC’s named executive officers for fiscal 2007.

							Change in
						Non-Equity	Nonqualified
				Stock	Option	Incentive Plan	Deferred
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	All Other
Position	Year	($)	($)	($)(1)	($)(1)	($)	Earnings ($)	Comp. ($)		Total ($)

Thomas W. Erickson Chief Executive Officer*	2007	83,333	—	—	—	—	—	500,000	(3)	83,333
James F. Smith Former Chief Executive Officer**	2007	347,596	—	86,677	570,534 (2)	45,000	—	4,077		1,047,885
Stuart Diamond Chief Financial Officer	2007	295,192	60,000	39,774	429,631	55,000	—	6,250		885,847
Tery Baskin Former Chief Marketing and Sales Officer**	2007	213,192	—	21,986	215,167	16,675	—	3,817		470,837
Marty Magill Chief Sales Officer	2007	275,000	22,000	—	162,164	4,563	—	87,434	(4)	551,161
Bill Masters Former Chief Information Officer**	2007	226,154	—	21,333	245,655 (2)	34,178	—	881		528,201
Mark Adkison Chief Specialty Officer	2007	218,561	44,120	17,344	112,881	42,000	—	6,012		440,918

*	Mr. Erickson was elected to our Board of Directors as Chairman on February 23, 2007 and appointed as interim Chief Executive Officer on May 21, 2007.

**	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

***	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

(1)	The amounts shown represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007 in accordance with FAS 123(R) and include amounts from awards granted during and prior to fiscal 2007. Assumptions used in the calculation of these amounts are described in Note 11 to NMHC’s consolidated financial statements for the fiscal year ended June 30, 2007, included in NMHC’s Annual Report on Form 10-K that was filed with the SEC on September 13, 2007. All awards were made under NMHC’s 1999 Stock Option Plan and Amended and Restated 2000 Restricted Stock Grant Plan and are subject to individual award agreements, the forms of which were previously filed with the SEC.

(2)	These options were forfeited in connection with termination of employment.

(3)	The amount shown represents the fees paid by New Mountain Capital to ECG Ventures, Inc., of which Mr. Erickson is President and Chief Executive Officer and which is controlled by Mr. Erickson, for consulting services provided to New Mountain Capital.

(4)	Includes $80,030 paid for legal fees incurred by Mr. Magill and $7,404 related to matching 401(k) plan contributions.

Grants of Plan-Based Awards in Fiscal 2007

The following table sets forth the grants of plan-based awards that were made to the Named Executive Officers during the fiscal year ended June 30, 2007.

								All
								Other
								Stock	All Other
								Awards:	Option	Exercise
					Estimated Future Payouts			Number	Awards:	or Base	Grant Date
		Estimated Possible Payouts Under			Under Equity Incentive Plan			of Shares	Number of	Price of	Fair Value
		Non-Equity Incentive Plan Awards(1)			Awards(2)			of Stock	Securities	Option	of Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Underlying	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	Options (#)(3)	($/sh)(4)	Awards ($)

Thomas W. Erickson*	3/12/2007	—	—	—	—	—	—	—	100,000	14.02	—
James Smith**	9/7/2006	—	—	—	—	—	—	11,850	43,110	15.20	8.52
Stuart Diamond	9/7/2006	—	149,999.98	211,499.97	—	—	—	5,930	21,560	15.20	8.52
Tery Baskin**	9/7/2006	—	—	—	—	—	—	2,730	9,920	15.20	8.52
Marty Magill	9/7/2006	—	54,999.98	77,549.98	—	—	—	—	—	—	—
Bill Masters***	9/7/2006	—	—	—	—	—	—	2,690	9,790	15.20	8.52
Mark Adkison	9/7/2006	—	110,299.93	155,522.90	—	—	—	2,690	9,510	15.20	8.52

*	Mr. Erickson was elected to our Board of Directors as Chairman on February 23, 2007 and appointed as interim Chief Executive Officer on May 21, 2007.

**	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

***	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

During fiscal 2007, NMHC was party to various offer letters with certain of our executive officers which included customary terms such as salary and benefit information, as well as provisions related to severance pay and benefits. The Compensation Committee determined in late fiscal 2007 to begin negotiating new employment agreements with all executive officers, excluding Mr. Erickson. The basic terms of these agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer. The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements. Please see the section titled “Employment Agreements and Certain Payments to Named Executive Officers Upon Termination of Employment” beginning on page A-22 for additional information regarding these employment agreements.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information concerning (1) unexercised options, (2) stock that has not vested, and (3) equity incentive plan awards for each of the Named Executive Officers that remained outstanding as of June 30, 2007.

	Option Awards(1)					Stock Awards(2)
			Equity					Equity	Equity
			Incentive					Incentive Plan	Incentive Plan
			Plan					Awards:	Awards:
			Awards:				Market	Number of	Market or
	Number of	Number of	Number of			Number of	Value of	Unearned	Payout Value of
	Securities	Securities	Securities			Shares or	Shares or	Shares, Units	Unearned
	Underlying	Underlying	Underlying	Option		Units of	Units of	or Other	Shares, Units or
	Unexercised	Unexercised	Unexercised	Exercise	Option	Stock That	Stock That	Rights That	Other Rights
	Options (#)	Options (#)	Unearned	Price	Expiration	Have Not	Have Not	Have Not	That Have Not
Name	Exercisable	Unexercisable	Options (#)	($)	Date	Vested (#)	Vested (#)	Vested (#)	Vested ($)

Thomas W. Erickson	—	—	100,000	14.02	3/12/2017	—	—	—	—
James Smith*	40,000	—	—	24.51	8/30/2014	—	—	—	—
	6,068	—	—	27.50	12/2/2012	—	—	—	—
Stuart Diamond	18,750	56,250	—	31.00	1/27/2016	2,670	—	—	—
	2,782	8,352	—	30.16	1/20/2016	5,930	—	—	—
	—	21,560	—	15.20	9/7/2013	—	—	—	—
Tery Baskin*	7,500	—	—	25.10	9/17/2014	—	—	—	—
	12,500	—	—	22.22	1/3/2015	—	—	—	—
	1,863	—	—	27.50	12/2/2012	—	—	—	—
Marty Magill	12,500	37,500	—	22.31	4/28/2013	—	—	—	—
Bill Masters**	25,000	—	—	19.90	10/4/2014	—	—	—	—
	1,790	—	—	27.50	12/2/2012	—	—	—	—
Mark Adkison	—	8,170	—	22.45	12/20/2014	2,620	—	—	—
	1,275	3,825	—	27.50	12/2/2012	—	—	—	—
	—	9,510	—	15.20	9/7/2013	—	—	—	—

*	As of May 21, 2007, Mr. Smith’s and Mr. Baskin’s employment with NMHC was terminated.

**	As of May 21, 2007, Mr. Masters’ employment relationship as NMHC’s Chief Information Officer was terminated. However, Mr. Masters provided consulting services to NMHC through June 28, 2007.

(1)	The options granted to the executive officers vest in equal annual installments over a period of four years except the following: (i) the option to purchase 100,000 shares granted to Mr. Erickson vests upon a change of control; (ii) the option to purchase 40,000 shares granted to Mr. Smith vests in equal annual installments over a period of five years; (iii) the option to purchase 50,000 shares granted to Mr. Adkison vests in equal annual installments over a period of three years; and (iv) the option to purchase 8,170 shares granted to Mr. Adkison is subject to four year-cliff vesting.

(2)	Subject to four year cliff-vesting.

Director Compensation in Fiscal 2007

					Change in
	Fees				Nonqualified
	Earned or	Stock		Non-Equity	Deferred
	Paid in	Awards	Option	Incentive Plan	Compensation	All Other
Name	Cash ($)(1)	($)	Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

Michael B. Ajouz(4)	—	—	—	—	—	—	—
Gerald Angowtiz	92,500	2,990	100,205	—	—	—	195,695
Harry G. Durity	—	—	102,873	—	—	—	102,873
Michael T. Flaherman(4)	—	—	—	—	—	—	—
Robert R. Grusky(4)	—	—	—	—	—	—	—
Daniel B. Hébert	71,250	2,990	21,611	—	—	—	95,851
Steven B. Klinksy(2)	—	—	—	—	—	—	—
Paul Konigsberg	88,750	2,990	100,205	—	—	—	191,945
James F. Smith(2)	347,596	80,677	570,534	45,000	—	4,077	1,047,885
David E. Shaw(3)(4)	—	—	—	—	—	—	—

(1)	Mr. Erickson, our Chairman of the Board of Directors, is also a named executive officer of NMHC and his compensation is reflected in the Summary Compensation Table. He is not included in this table

(2)	Mr. Smith resigned as a member of the Board of Directors, effective August 17, 2007. See the Summary Compensation Table for compensation information.

(3)	Mr. Shaw resigned from our Board of Directors effective February 23, 2007.

(4)	Messrs. Ajouz, Durity, Flaherman, Grusky and Klinsky (and Shaw until his resignation) are appointed by New Mountain Partners and chose not to receive any compensation for serving as Directors.

Potential Payments Upon Termination or Change in Control

Mr. Smith, Mr. Baskin and Mr. Masters departed NMHC during fiscal 2007. NMHC entered into departure and general release agreements with these named executive officers (and additionally with respect to Mr. Masters, a consulting agreement) in order to clarify the parties’ obligations going forward. NMHC’s obligations under these new agreements were in lieu of the severance obligations owed to the executives under their existing employment agreements. Please see the section titled “Separation, Consulting, & General Release Agreements” beginning on page A-20 for additional information regarding the terms of these agreements.

On March 12, 2007, Mr. Erickson was granted an option to purchase 100,000 shares of NMHC Common Stock at an exercise price of $14.02 per share in connection with his appointment as NMHC’s Chairman of the Board of Directors (see page A-20 for the details of the grant). In the event Mr. Erickson (i) resigns at the request of the Board of Directors or is otherwise involuntarily terminated (in either case other than for cause) and (ii) a change of control has occurred, Mr. Erickson’s option shall vest and become fully exercisable. Mr. Erickson’s option also vests and becomes fully exercisable in the event of a change of control prior to February 23, 2008. Assuming Mr. Erickson’s option vested and became fully exercisable, the intrinsic value of such option award as of the end of NMHC’s most recent fiscal year based on the closing price of NMHC Common Stock on June 29, 2007 was $198,000.

The following table shows the approximate, potential payments upon termination or a change of control of NMHC on June 29, 2007 for Mr. Erickson:

	Voluntary		Termination
	Resignation or		without Cause and
	Termination		a Change in	Disability or
	with Cause	Termination	Control	Death
Name Executive Benefits and Payments	on	without Cause on	on	on
Upon Termination ($)	6/29/2007	6/29/2007	6/29/2007	6/29/2007

Thomas W. Erickson
Severance Payments(1)	—	163,000	163,000	163,000
Accelerated Vesting of Options(2)	—	—	198,000	68,894 (3)
Total:	—	163,000	361,000	231,894

(1)	Mr. Erickson’s chairman agreement provides that, if during the first year of the term Mr. Erickson’s service on the Board ends for any reason (other than the voluntary resignation of Mr. Erickson or Mr. Erickson’s termination for cause (generally defined to include the termination of Mr. Erickson by NMHC for the commission by Mr. Erickson of a felony or the commission by Mr. Erickson of a fraudulent or dishonest act that has had or could reasonably be expected to have a material adverse effect on NMHC or a material breach by Mr. Erickson of his obligations under the chairman agreement), NMHC shall continue to pay Mr. Erickson the base compensation for the remainder of the first year of the term as if Mr. Erickson’s service had continued for the full year.

(2)	Accelerated vesting of stock options is triggered upon a change of control (whether or not Mr. Erickson’s service is terminated). Accelerated vesting of stock option amounts are calculated as the difference between the market price of NMHC Common Stock on June 29, 2007 ($16.00 per share) and the respective exercise prices of in-the-money unvested stock options.

(3)	If Mr. Erickson’s service as a director terminates during the first year of the term as a result of his death or disability, and a change of control should later occur during the term of the option, then a portion of the option to purchase 100,000 shares (proportionate to the number of days of service Erickson completed prior to his death or permanent and total disability compared to 365) shall vest immediately upon and be exercisable by Mr. Erickson (or his estate or personal representative) in connection with the change in control.

During fiscal 2007, NMHC’s employment of each of Mr. Diamond, Mr. Magill and Mr. Adkison was subject to the terms of an offer letter, which provided severance benefits for the executive in connection with the termination of his employment without cause and for certain other reasons. The Compensation Committee determined in late fiscal 2007 that it was in the best interests of NMHC to begin negotiating new employment agreements with all of the executive officers, excluding Mr. Erickson. The Compensation Committee’s determination was based in part, on the desire to have a consistent agreement with each of NMHC’s executive officers and, in part, on the desire to clarify the terms of each executive officer’s employment with NMHC. The basic terms of these agreements were approved by the Compensation Committee on August 8, 2007 and Mr. Erickson was authorized to negotiate the specific terms of the employment agreements with each executive officer.

The definitive employment agreements were entered into in November 2007 after the Compensation Committee approved the final terms of the employment agreements and the actions taken by Mr. Erickson in connection with negotiating the employment agreements. Please see the section titled “Employment Agreements and Certain Payments to Named Executive Officers Upon Termination of Employment” beginning on page A-22 for additional information regarding these employment agreements. Had the new employment agreements been in effect as of the end of fiscal 2007, in the event of a termination of employment without cause as of June 29, 2007, Mr. Diamond would have received a severance payment of $300,000, plus certain benefits (estimated to be worth $10,203); Mr. Magill would have received a severance payment of $275,000, plus certain benefits (estimated to be worth $10,203); and Mr. Adkison would have received a severance payment of $220,000, plus certain benefits (estimated to be worth $10,203). “Cause” is generally defined to include termination of the executive as a result of (i) the failure of the executive to substantially perform their duties, (ii) the executive engaging in misconduct that has caused or is reasonably expected by the Board to cause material injury to NMHC, (iii) executive’s violation of any material NMHC policy, (iv) executive’s indictment or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony or (v) the material breach by the executive of any of executive’s obligations under his employment agreement or any other agreement with NMHC. In the event such termination of employment followed a change of control, Mr. Diamond would have received a severance payment of $450,000, plus certain benefits (estimated to be worth $10,203); Mr. Magill would have received a severance payment of $412,500, plus certain benefits (estimated to be worth $10,203); and Mr. Adkison would have received a severance payment of $330,000, plus certain benefits (estimated to be worth $10,203). Subject to certain exceptions, a “change of control” will generally be deemed to take place if (A) any person becomes the beneficial owner of a majority of the outstanding equity of NMHC, (B) NMHC merges or consolidates with any other entity (other than a merger or consolidation which results in the voting equity of NMHC outstanding immediately prior thereto continuing to represent at least a majority of the combined voting power of the voting securities of NMHC or such surviving entity outstanding immediately after such merger or consolidation), (C) NMHC sells or disposes of all or substantially all of NMHC’s assets in one transaction or a series of related transactions or NMHC files a periodic or current report or proxy statement with the SEC disclosing that a change in control of NMHC has occurred; or (D) if, as a result of nominations made by a person or group other than the Board, individuals who prior to such nominations constitute the directors of NMHC cease for any reason to constitute at least a majority thereof within the two year period following such nominations.

The following table shows the approximate, potential payments upon termination or a change of control of NMHC on June 29, 2007 for Messrs. Diamond, Magill and Adkison:

	Voluntary
	Resignation or		Termination
	Termination		following a Change
	with Cause	Termination	in Control	Disability	Death
Name Executive Benefits and Payments	on	without Cause on	on	on	on
Upon Termination ($)	6/29/2007	6/29/2007	6/29/2007	6/29/2007	6/29/2007

Stuart Diamond
Severance Compensation(1)	—	300,000	—	300,000	299,883
Change in Control Compensation(2)	—	—	450,000	—	—
Accelerated Vesting of Options(3)	—	—	17,248	—	—
Accelerated Vesting of Restricted Stock	—	—	137,600	—	—
Insurance Benefit Payments(4)	—	10,203	10,203	—	—
Total:		310,203	615,051	300,000	299,883
Marty Magill
Severance Compensation(1)	—	275,000	—	275,000	274,883
Change in Control Compensation(2)	—	—	412,500	—	—
Accelerated Vesting of Options(3)	—	—	—	—	—
Accelerated Vesting of Restricted Stock	—	—	—	—	—
Insurance Benefit Payments(4)	—	10,203	10,203	—	—
Total:		285,203	422,703	275,000	274,883
Mark Adkison
Severance Compensation(1)	—	220,000	—	220,600	220,483
Change in Control Compensation(2)	—	—	330,000	—	—
Accelerated Vesting of Options(3)	—	—	7,608	—	—
Accelerated Vesting of Restricted Stock	—	—	41,920	—	—
Insurance Benefit Payments(4)	—	10,203	10,203	—	—
Total:	—	230,203	389,731	220,600	240,483

(1)	Each executive is entitled to receive an amount equal to 100% of the executive’s annual base salary (at the highest rate in effect for the six month period immediately prior to the date of termination) (the “Severance Compensation”) if they are terminated without cause. In the event of a termination due to disability, the executive is entitled to receive the difference between the Severance Compensation and an amount equal to the product of (i) any payment or payments payable to the executive during the 12 month period following the time of termination under any long-term disability policy multiplied by (ii) the percentage of the premiums under such policy that were paid by NMHC. In the event of a termination due to death, the executive is entitled to receive the difference between the Severance Compensation and an amount equal to the product of (i) any payment or payments payable to executive’s beneficiaries under any life insurance policy multiplied by (ii) the percentage of the premiums under such policy that were paid by NMHC.

(2)	In the event of a termination within two years following a change in control, each executive is entitled to receive a lump sum payment in an amount equal to 150% of the executive’s annual base salary (at the highest rate in effect during the period beginning six months immediately prior to the effective date of the change in control through the date of termination).

(3)	Accelerated vesting of stock options is triggered upon a change of control (whether or not the executive’s service is terminated). Accelerated vesting of stock option amounts are calculated as the difference between the market price of NMHC Common Stock on June 29, 2007 ($16.00 per share) and the respective exercise prices of in-the-money unvested stock options.

(4)	In the event of a termination without cause or a termination following a change in control, each executive is also entitled to receive (in periodic installments until the end of the applicable COBRA period) (i) COBRA payments in respect of the continuation of health benefits for the executive, the executive’s spouse and the executive’s children and (ii) payments to fund dental coverage for the executive, the executive’s spouse and the executive’s children comparable to the dental coverage that they would have received if the executive had continued as an employee of NMHC.

Security Ownership of Certain Beneficial Owners and Management

The following tables set forth certain information, as of March 14, 2008, concerning the persons or entities known to us to be the beneficial owner of more than 5% of the shares of NMHC Common Stock as well as the number of shares of NMHC Common Stock that our directors and certain executive officers beneficially own, and that our directors and executive officers own as a group. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of NMHC Common Stock beneficially owned. Unless otherwise indicated, the business address of each stockholder listed below is c/o National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050.

		Number of Shares		Percentage
Name and Address of Beneficial Owner	Title of Class	Beneficially Owned		Owned

Principal Stockholders:
New Mountain Partners, L.P. 787 Seventh Avenue, 49th Floor New York, NY 10019	series A convertible preferred stock	6,790,797	(1)(2)	53.7%**
New Mountain Affiliated Investors, L.P. 787 Seventh Avenue, 49th Floor New York, NY 10019	series A convertible preferred stock	165,725	(1)(2)	2.7%**
Discovery Group I, LLC(3) 191 North Wacker Drive, Suite 1685 Chicago, IL 60606	common stock	968,120		16.5%
Galleon Management, L.P.(4)	common stock	413,052		7.0%
T. Rowe Price Associates, Inc.(5) 100 E. Pratt Street Baltimore, MD 21202	common stock	342,810		5.8%

				Aggregate
				Stock Option
				Grants
				Exercisable
				within 60
				Days of
				March 14,	Percentage
Name of Beneficial Owner	Title of Class	Shares Owned		2008	Owned

Directors and Executive Officers:
Steven B. Klinsky(6)	series A convertible preferred stock	6,956,522	(2)	—	53.7	%**
Michael B. Ajouz(7)	—	—		—	—
Gerald Angowitz	common stock	7,100		29,480	*
G. Harry Durity	common stock	—		20,980	*
Thomas W. Erickson(8)	—			—	—
Michael T. Flaherman(9)	—	—		—	—
Robert R. Grusky(10)	—	—		—	—
Daniel B. Hébert	common stock	3,000		2,500	*
Paul Konigsberg	common stock	3,000		29,480	*
David E. Shaw(11)	—	—		—	—
James F. Smith	common stock	—		—	—
Stuart Diamond	common stock	54,600		48,458	1.7%
Bill Masters	common stock	—		—	—
Mark Adkison	common stock	41,020		61,054	1.7%
Tery Baskin	common stock	100,375		—	*
Martin Magill	common stock	30,000		25,000	*
All executive officers and directors as a group (13 persons)	common stock	7,150,242		216,952	56.5	%**

*	Less than 1%.

**	Assuming the conversion into NMHC Common Stock of the shares of NMHC Convertible Preferred Stock held by such person.

(1)	This information is based upon a Schedule 13D/A filed by New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P., New Mountain GP, LLC, New Mountain Investments, L.P. and Steven B. Klinsky, with the Securities and Exchange Commission on February 27, 2008, assuming the conversion into NMHC Common Stock of (a) in the case of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., the shares of series A redeemable convertible preferred stock held by such person and (b) in the case of Mr. Klinsky and all executive officers and directors as a group, the shares of series A redeemable convertible preferred stock held by both New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. See footnote 3 of NMHC’s audited financial statements in NMHC’s Annual Report on Form 10-K for a full description of the series A redeemable convertible preferred stock.

(2)	As an inducement to enter into the Merger Agreement, and in consideration thereof, SXC entered into Stockholder Agreements with New Mountain Partners and NMHC. Pursuant to the Stockholder Agreements, New Mountain Partners has agreed to tender in the Offer all shares of NMHC Common Stock issuable upon the conversion of its shares of NMHC Convertible Preferred Stock. New Mountain Partners also has agreed, if a stockholder vote is required by applicable law, to vote all of its shares of NMHC Stock in favor of the Merger. In the event that the Merger Agreement is terminated by NMHC in order to accept a superior proposal, New Mountain Partners’ tender and voting obligations will terminate. In the event that the Board makes a “change in recommendation” with respect to the Merger Agreement or the transactions contemplated thereby, other than in connection with a superior proposal, New Mountain Partners will be obligated to tender in the Offer only shares representing 30% of the outstanding shares of NMHC Stock at that time and to vote in favor of the Merger only shares representing 30% of the total vote of the shares of NMHC Stock entitled to vote on such matter. On March 6, 2008, SXC filed a Schedule 13D reporting this interest.

(3)	This information is based upon a Schedule 13G/A filed by Discovery Group I, LLC, Discovery Equity Partners, L.P., Daniel J. Donoghue and Michael R. Murphy, as a group, with the Securities and Exchange Commission on February 14, 2008. As indicated therein, Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy had the shared voting and investment power of the 968,120 shares reported as beneficially owned. As of such date, Discovery Equity Partners, L.P. was the beneficial owner of 822,710 shares for which Discovery Group I, LLC, Daniel J. Donoghue and Michael R. Murphy had the shared voting and investment power. Discovery Equity Partners, L.P., Mr. Donoghue and Mr. Murphy are located at: Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois 60606.

(4)	This information is based on a Schedule 13G/A filed by Raj Rajaratnam, Galleon Management, L.P. and Galleon Healthcare Offshore, LTD, as a group, with the Securities and Exchange Commission on February 14, 2008. As indicated thereon, Raj Rajaratnam and Galleon Management, L.P. had the shared voting and investment power of the 413,052 shares reported as beneficially owned. As of such date, Galleon Healthcare Offshore, LTD was the beneficial owner of 397,202 shares for which Raj Rajaratnam and Galleon Management, L.P. had the shared voting and investment power. Raj Rajaratnam, Galleon Management, L.P. and Galleon Healthcare Offshore, LTD are located at: 590 Madison Avenue, 34th Floor, New York, NY 10022.

(5)	This information is based upon a Schedule 13G/A filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) with the Securities and Exchange Commission on February 13, 2008. T. Rowe Price has reported therein that it has sole investment discretion over all 342,810 shares and sole voting authority over 61,100 of such shares.

(6)	New Mountain Investments, L.P. (“NMI”) is the general partner of New Mountain Partners, L.P. New Mountain GP, LLC (“NM”) is the general partner of each of NMI and New Mountain Affiliated Investors, L.P. Mr. Klinsky is the sole member of NM; his address is 787 Seventh Avenue, 49th Floor, New York, NY 10019. Each of Mr. Klinsky and NM disclaims beneficial ownership of the shares that may be owned by New Mountain Partners, L.P., New Mountain Affiliated Investors, L.P. and NMI, except to the extent of his and its pecuniary interest therein.

(7)	Mr. Ajouz is a limited partner in NMI which is the general partner of New Mountain Partners, L.P. Mr. Ajouz disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(8)	Mr. Erickson was appointed by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. and elected to our Board of Directors as Chairman on February 23, 2007 to fill the vacancy created by the resignation of Mr. Shaw. Mr. Erickson was appointed interim Chief Executive Officer and President on May 21, 2007. See pages A-20 and A-21 for a description of his compensation including the grant of an option to purchase 100,000 shares of NMHC Common Stock.

(9)	Mr. Flaherman is a limited partner in NMI which is the general partner of New Mountain Partners, L.P. Mr. Flaherman disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(10)	Mr. Grusky is a limited partner in NMI which is the general partner of New Mountain Partners, L.P. Mr. Grusky disclaims beneficial ownership of the shares owned by New Mountain Partners, L.P., except to his pecuniary interest therein.

(11)	Mr. Shaw, a director appointed by New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P., resigned from our Board of Directors, effective February 23, 2007.

Pursuant to the Merger Agreement, Offeror commenced the Offer on March 31, 2008, to purchase each outstanding share of NMHC Common Stock for (i) $7.70 in cash, without interest, and (ii) 0.217 of a validly issued, fully paid nonassessable common share of SXC, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase. The Merger Agreement provides that, following the acquisition of NMHC Common Stock pursuant to the Offer, upon the terms contained in the Merger Agreement and in accordance with the DGCL, Offeror will merge with and into NMHC, the separate corporate existence of Offeror will cease, and NMHC will continue as the surviving corporation and as an indirect, wholly owned subsidiary of SXC.

Annex B

Opinion of J.P. Morgan Securities Inc.

February 25, 2008

The Board of Directors
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, NY 11050

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of National Medical Health Card Systems, Inc. (the “Company”), of the consideration to be paid to such holders in the proposed Exchange Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008 (the “Agreement”), among the Company, SXC Health Solutions Corp. (the “Acquiror”), SXC Health Solutions, Inc., a wholly-owned subsidiary of the Acquiror, and its wholly-owned subsidiary, Comet Merger Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence an exchange offer for all the shares of the Company Common Stock (the “Exchange Offer”) for consideration per share equal to (i) $7.70 in cash (the “Cash Consideration”) and (ii) 0.217 of a share (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, without par value (the “Acquiror Common Stock”). The Agreement further provides that, following completion of the Exchange Offer, Acquisition Sub will be merged with and into the Company (the “Two Step Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive the Consideration.

The Agreement also provides that under certain conditions, Acquisition Sub would terminate the Exchange Offer and seek to consummate the acquisition of the Company by Acquiror by a merger of Acquisition Sub with and into the Company (the “One Step Merger”) whereby each issued and outstanding share of Company Common Stock as of the effective time of the One Step Merger would be converted into the right to receive the Consideration following adoption of the Agreement by the stockholders of the Company. The One Step Merger and the Two Step Merger are referred to collectively herein as the “Merger”. The Exchange Offer and the Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

B-1

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, which fee will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and our affiliates have received customary compensation. Such services during such period have included acting as co-manager of the Acquiror’s NASDAQ initial public offering in June 2006. In addition, we and our affiliates provide various financial services to the Company and the Acquiror and our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which we and our affiliates receive customary compensation or other financial benefits. We and our affiliates have also been engaged on behalf of the portfolio companies of the private investment firm whose affiliates own a majority of the voting power of the Company’s stock, and we and our affiliates have received customary fees for such engagements. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

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On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer materials or proxy or information statement mailed to stockholders of the Company in connection with the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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